Commission File No. 132-0000

LIFE INVESTMENT FUNDING ENTERPRISES, INC.

Information Statement (“Prospectus”) utilized

pursuant to Commission Rule 165 filed

pursuant to Commission Rule 425

Information Statement
dated December 20, 2002

LIFE INVESTMENT FUNDING ENTERPRISES, INC.
(a Nevada corporation)

LIFE INVESTMENT FUNDING ENTERPRISES, INC. (“LIFE”) is providing this Information Statement to all of the holders of the voting Managing Member Interests (the “Holders” and the “Interests”, respectively), which Interests represent each Holder’s capital contribution to 60 limited liability companies (the “Companies”). The governing member executive committees (the “Committees”) on behalf of the Companies have entered into Asset Purchase Agreements (the “Agreements”) with LIFE which, if consummated, provide for the acquisition of all or substantially all of the assets of the Companies which are comprised of life insurance policies, cash and cash equivalents (the “Assets”). The consideration to be paid by LIFE for the Assets will be the registered Class B Convertible Preferred Stock and/or Common Stock of LIFE.

The Asset purchase transactions must be approved by the majority vote of the Holders of each of the Companies in order to be consummated. The action of the Holders of each of the Companies will be independent of the action of the Holders of other Companies. However, completion of the Asset purchase transactions with the Companies is conditioned upon substantially all of the Companies consummating such Asset purchase transactions with LIFE. This Information Statement is intended to assist each Holder in evaluation of the proposed Asset purchase transaction and determining each Holder’s vote.

This Information Statement is accompanied by several documents. These documents are the present Business Plan of LIFE, a copy of the form of Asset Purchase Agreement with First Addendum (which is the form of Agreement utilized for all of the Companies) and a ballot which each Holder may use in casting his vote in favor of or against approval of the Asset purchase transaction.

If the Asset purchase transactions are approved by the Members of substantially all of the Companies, consummation of such Asset purchase transactions may not occur and the Class B Preferred Stock and Common Stock may not be issued to the Holders until such time as a Registration Statement relating to the Asset purchase transactions and the issuance of the Class B Preferred and Common Stock to the Holders is filed with the United States Securities and Exchange Commission (the “SEC”) and becomes effective by virtue of the provisions of the Securities Act of 1933, as amended. Such Registration Statement is expected to be filed by LIFE during December 2002.

This Information Statement constitutes a Prospectus under the Securities Act of 1933, as amended, and is being distributed to the Holders in accordance with SEC Rule 165. The Information Statement and other documents provided to Holders has also been filed with SEC in accordance with SEC Rule 425.

Each Holder is urged to visit the web site of the SEC which is www.sec.gov in order to examine such Registration Statement and documents relating to Holder action and vote and the Asset purchase transaction. LIFE will at the time that the Registration Statement is filed also distribute to each Holder a Preliminary Prospectus which will be contained as a part of such Registration Statement.

This Information Statement has not been approved or disapproved by the SEC or any state securities regulatory agency nor has the SEC or any such agency determined the accuracy and completeness of the information contained herein.

Each Holder is urged to carefully examine this Information Statement and the documents included herewith. Holders having questions may direct same by contacting J. Patrick Bryan, President and Chief Executive Officer of LIFE at Life Investment Funding Enterprises, Inc., 677 North Washington Boulevard, Sarasota, Florida 34236.

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BACKGROUND

All of the Companies who have entered into Agreements with LIFE are limited liability companies formed and existing under Nevada law.

Each of the Companies has been privately capitalized over the past approximate six years and there are an aggregate 1,890 or more Holders of Interests. Each of the Companies were capitalized by virtue of the cash capital contributions of the Holders and the initial capitalizations of the Companies varied from a low of $535,000 to a high of $1,390,000.

Since formation, the Companies, through the action of their Committees and with the assistance of a business operating under the name of The Life Settlement Network (the “Network”) have engaged in life settlement or viatical settlement transactions whereby the Companies have acquired life insurance policies from the insureds or owners of such policies with a view to realizing economic gain. At June 30, 2002, the Companies are estimated to have life insurance policy portfolios having an approximate aggregate death benefit—face amount of $82 million.

The Companies have acquired such life insurance policies in anticipation of the death of the insured and the receipt of the death benefit proceeds of the policies by the Companies for distribution to the Holders. The Interests, which represent the initial capital contributions made by the Holders, are an illiquid investment and the terms of the organizational documents of each of the Companies prohibit the sale or transfer of such any of such Interests unless such sale or transfer is approved by a vote of all of the members of the Company in which the Interest is held.

Each of the Companies is governed by a Committee which functions in a manner similar to a Board of Directors of a corporation for profit. Each of the Companies’ Committees have affirmatively approved the Asset purchase transaction as governed by the Agreement. In order for the Asset purchase transactions to be consummated, however, the organizational documents of each of the Companies require that the Asset purchase transaction be approved by a majority vote of the Holders of the Interests. Each Interest is entitled to one vote per unit of Interest with respect to such approval process.

It is anticipated that Members will utilize this Information Statement and the documents furnished herewith as an informational source in determining their vote.

The members of each of the Committees of the Companies and the management of LIFE believe that consummation of the Asset purchase transactions is appropriate and of potential benefit to the Members in that the Members, upon receipt of the Class B Preferred and/or Common Stock of LIFE will then hold a registered security which is freely tradeable from the standpoint of the Federal securities laws compared to the lack of liquidity attendant to their Interest in one of the Companies. Also, as subsequently explained in this Information Statement, LIFE has adopted and is implementing a Business Plan with respect to life settlement transactions and the assembly of life insurance policy portfolios and dealing in such policies. Such Business Plan is more encompassing

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than the method of operation of the Companies. As a stockholder of LIFE, each of the Holders will be a participant in what is anticipated to be a larger enterprise with greater profit potential than that represented by each of the Companies past and present operations. As explained subsequently, an essential element of the LIFE business plan relates to the sale of life insurance policies from the portfolio of LIFE prior to policy maturity (by reason of death of the insured or other maturity). LIFE has also assembled a full time management team which is carrying out the Business Plan of LIFE.

As with every business transaction, there are certain risks and the attention of Holders is directed to the Information Statement section captioned “RISK FACTORS” which begins on page 23.

THE ASSET PURCHASE TRANSACTION

Each of the Asset purchase transactions which are intended to be consummated between LIFE and the Companies are governed by the Agreement (with First Addendum), a copy of which is included with this Information Statement and the other materials delivered to Holders herewith. The Agreement is essentially the same for each of the Asset purchase transactions intended to be consummated between LIFE and the several Companies.

The First Addendum to the Agreement is being directed to each of the Committees for their review, approval and execution. The First Addendum clarifies certain of the terms set forth in the Agreement and in the opinion of LIFE, assures that the Purchase Consideration, as provided for in the Agreement, is most favorable to the Companies and each of the Members of the Companies. The term “Agreement” as used in this Information Statement means the Agreement with First Addendum.

The Agreement provides that LIFE will acquire all or substantially all of the Assets of each of the Companies for a consideration consisting of its registered Class B Preferred and/or Common Stock. The determination as to whether the consideration will consist of Class B Preferred and/or Common Stock will be made by each Holder, depending on each Holder’s desires. In that regard, a Holder can elect to receive only Class B Preferred Stock, only Common Stock or a combination of Class B Preferred and Common Stock. Such determination will be made by such Holder at the time that the Registration Statement relating to the Asset purchase transactions and the Class B Preferred and Common Stock of LIFE becomes effective with the SEC.

The life insurance portfolios of the Companies will be valued on the basis of the face amount—death benefit of each policy as such existed on June 30, 2002. Cash and cash equivalents will be valued at actual amount. No adjustments are expected to be made to such valuations subsequent to June 30, 2002 unless mutually agreed to by LIFE and a particular Company. LIFE will issue to each of the Companies for distribution to the Holders its shares of Class B Preferred and/or Common Stock. For purposes of the Asset purchase transactions, LIFE will issue its Class B Preferred Stock

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on the basis of one share of such Class B Preferred Stock for each $25 of Asset value and/or on the basis of one share of its Common Stock for each $6.25 of Asset value.

The table presented below reflects the identity of each of the Companies who are parties to an Agreement with LIFE, the estimated face amount—death benefit of each of such Company’s life insurance policy portfolio at June 30, 2002, the aggregate number of Units of Interests of each of such Companies which are outstanding and the maximum number of shares of the Class B Preferred Stock and/or Common Stock of LIFE which will be issued upon consummation of the Asset purchase transaction with each of such Companies.

	Estimated Agreement Asset Value at June 30, 2002	Aggregate Number of Units Outstanding	Estimated Maximum Number of Shares of Class B Preferred Stock and/or Common Stock to be Issued
Identity of Company			Class B Preferred Stock	Common Stock
LLC-01	$1,705,620	222	68,225	272,899
LLC-02	1,605,998	206	64,240	256,960
LLC-03	1,047,319	224	41,893	167,571
LLC-04	1,406,600	222	56,264	225,056
LLC-05	1,421,092	217	56,844	227,375
LLC-06	1,398,648	216	55,946	223,784
LLC-08	1,532,691	222	61,308	245,231
LLC-09	752,404	138	30,096	120,385
LLC-11	867,969	119	34,719	138,875
LLC-12	1,153,848	157	46,154	184,616
LLC-14	1,272,667	222	50,907	203,627
LLC-16	1,605,943	216	64,238	256,951
LLC-18	1,564,099	217	62,564	250,256
LLC-20	1,664,952	207	66,598	266,392
LLC-22	1,669,590	223	66,784	267,134
LLC-24	1,038,058	173	41,522	166,089
LLC-25	1,019,473	142	40,779	163,116
LLC-GC	1,522,340	210	60,894	243,574
LLC-GC-02	1,462,641	220	58,506	234,023
LLC-GC-03	1,673,372	219	66,935	267,740
LLC-GC-04	1,641,617	222	65,665	262,659
LLC-GC-05	1,573,785	222	62,951	251,806
LLC-GC-06	1,245,237	222	49,809	199,238
LLC-GC-07	1,636,538	220	65,462	261,846
LLC-GC-08	1,104,376	151	44,175	176,700
LLC-GC-09	1,354,571	194	54,183	216,731

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	Estimated Agreement Asset Value at June 30, 2002	Aggregate Number of Units Outstanding	Estimated Maximum Number of Shares of Class B Preferred Stock and/or Common Stock to be Issued
Identity of Company			Class B Preferred Stock	Common Stock
LLC-GC-10	$1,835,059	222	73,402	293,609
LLC-GC-11	1,595,871	222	63,835	255,339
LLC-GC-12	1,810,357	212.86	72,414	289,657
LLC-GC-14	1,074,167	141	42,967	171,867
LLC-GC-15	1,139,236	164	45,569	182,278
LLC-GC-16	1,451,438	221	58,058	232,230
LLC-GC-17	895,511	139	35,820	143,282
LLC-HY-18	1,545,541	222	61,822	247,287
LLC-HY-19	1,924,606	219	76,984	307,937
LLC-HY-20	1,541,884	209	61,675	246,702
LLC-HY-21	1,374,505	210	54,980	219,921
LLC-HY-22	1,339,699	223	53,588	214,352
LLC-HY-23	1,953,042	216	78,122	312,487
LLC-HY-24	1,597,209	220	63,888	255,553
LLC-HY-25	1,532,225	207	61,289	245,156
LLC-HY-26	1,625,806	212	65,032	260,129
LLC-IG	1,709,515	192	68,381	273,522
LLC-IG-2	1,316,806	200	52,672	210,689
LLC-IN	1,220,990	217	48,837	195,347
LLC-IN-114	720,047	171	28,802	115,208
LLC-IN-17A	902,018	223	36,081	144,323
LLC-IN-02	1,039,381	224	41,575	166,301
LLC-IN-03	913,694	219	36,548	146,191
LLC-IN-04	1,287,077	222	51,483	205,932
LLC-IN-05	1,199,878	217	47,995	191,980
LLC-IN-06	1,321,294	221	52,852	211,407
LLC-IN-07	1,000,815	222	40,033	160,130
LLC-IN-08	1,144,810	221	45,792	183,170
LLC-IN-09	1,326,202	219	53,048	212,192
LLC-IN-11	1,128,491	168	45,140	180,559
LLC-IN-12	820,456	132	32,818	131,273
LLC-IN-15	1,540,293	216	61,612	246,447
LLC-IN-16	1,921,841	309	76,874	307,495
LLC-10	1,687,165	223	67,487	269,946

TOTALS:	$82,378,307	12,298.86	3,295,136	13,180,532

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The Agreements existing between LIFE and each of the Companies contain representations and warranties extended by LIFE and each of the Companies customary to asset purchase transactions. Such representations and warranties relate to the validity of formation and existence of each of the Companies, as well as LIFE; matters dealing with requisite authority; good standing of each of the Companies pursuant to the laws of the State of Nevada; condition of the Assets; and other matters. Such representations and warranties of LIFE and the Companies are set forth in Articles IV and V of the Agreement.

The Agreements also provide for certain conditions precedent relating to the ability on the part of LIFE and the Companies to consummate the Asset purchase transactions. These conditions precedent relate to accounting and auditing matters, opinions of counsel to be provided by counsel to LIFE, and most importantly, the accomplishment of the filing of the Registration Statement with the SEC relating to the Asset purchase transaction and the Class B Preferred and Common Stock of LIFE and the effectiveness of such Registration Statement. Such conditions precedent are set forth in Article III of the Agreement.

Holders are urged to examine the Agreement and First Addendum in their entirety.

We have been advised by legal counsel that the consummation of the Asset purchase transactions between LIFE and the Companies and the distribution of the registered Class B Preferred and/or Common Stock to the Members will not be a taxable event subjecting any Member to income tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”). We will receive a written opinion from legal counsel to such effect prior to the consummation of the Asset purchase transactions and a copy of such opinion will be included as an Exhibit to the Registration Statement to be filed with the SEC. Copies of such opinion will also be available to any Member upon request to LIFE.

The anticipated Federal income tax treatment of the transaction is such that each Member’s basis in the registered Class B Preferred and/or Common Stock received by such Member in the consummation of the Asset purchase transactions will be a basis equal to the balance of each Member’s capital account at a time contemporaneous to the consummation of the Asset purchase transactions. Upon the disposition of the registered Class B Preferred and/or Common Stock of LIFE by any such Member, any gain represented by the excess of the sale price amount over such basis will be subject to Federal income tax, presumably at then applicable ordinary income or capital gain rates, depending upon the period of time that each Member holds such Class B Preferred Stock or Common Stock. Each Member may wish to counsel with his or her tax advisor with respect to this matter, however. Additionally, legal counsel’s informal advice and the anticipated formal tax opinion will not deal with state income tax matters or consequences and will not be binding on the Internal Revenue Service.

All expenses and costs incidental to the Asset purchase transactions, including, without limitation, legal and accounting fees, printing costs, filing fees and other transactional costs and expenses, will be paid by LIFE.

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INFORMATION CONCERNING LIFE

About Life Investment Funding Enterprises, Inc.

LIFE is a Nevada corporation formed in February 2002. LIFE has not commenced any significant business activity and has been in the process of completing its initial capitalization, finalizing the Asset purchase transactions with the Companies and implementing its Business Plan as such Plan is subsequent described herein. The Business Plan also accompanies this Information Statement.

LIFE has been formed for the specific purpose of consummating the Asset purchase transactions with the Companies and to carry out its Business Plan. LIFE was initially capitalized on September 25, 2002 as a result of the private and limited sale of 100,000 shares of its Class A Convertible Preferred Stock which was sold to suitable and Accredited Investors at a per share price of $10. As a result of this private placement, LIFE has subscription receivables of $1 million constituted by cash received or to be received, debt forgiveness (such debt being owed by LIFE to the Network) and receivables from investors.

In such capitalization process, LIFE has also acquired all of the outstanding capital stock of Viatical Capital, Inc. (“Viatical”) and Premiere Investment Capital, Inc. (“Premiere”). Presently Viatical and Premiere are held as wholly-owned subsidiaries of LIFE and the assets of Viatical and Premiere are comprised of an aggregate 10% member interest in 63 limited liability companies, 60 of which have entered into Agreements with LIFE as described in this Information Statement. Viatical and Premiere assisted in the formation of such limited liability companies and were previously owned by Robert K. Coyne and C. Douglas York. Messrs. Coyne and York have also provided organizational services to LIFE and to the Companies. Messrs. Coyne and York are also principals of the Network.

LIFE temporarily maintains its executive and administrative offices at677 North Washington Boulevard, Sarasota, Florida 34236. The telephone number of LIFE is 941/952-5874 and LIFE’s facsimile number is 941/957-3630.

Presently, by virtue of their record and beneficial ownership, voting control of LIFE is vested in family trusts which have been established by Robert K. Coyne and C. Douglas York. Such voting control will cease, however, when the requisite number of Asset purchase transactions are consummated and voting control at that time will be vested in the Members as a group. The establishment of such voting control in the Members is a condition precedent to the Asset purchase transaction consummation.

The LIFE Business Plan

The Business Plan of LIFE is being delivered with this Information Statement and the attention of each Member is directed to such Business Plan.

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As indicated, the Companies have assembled a portfolio of life insurance policies with a view to realizing economic gain at the time of the death of the policy insured or at the time that the policy otherwise matures. This method of operation has largely been a “buy and hold” strategy resulting in each of the Companies retaining the life insurance policies contained in their respective portfolios until policy payoff or maturity. The Business Plan of LIFE utilizes this element but also additional, more important aspects.

LIFE has been formed to engage in the acquisition, purchase, selling and dealing in life insurance policies of various types (permanent and term) pursuant to arrangements whereby we will acquire a life insurance policy or policies from the owner and/or the insured of such policy and will continue the payment of the premiums required to maintain such insurance policy in force. In addition to holding life insurance policies until such time as benefits are paid pursuant to a policy, we intend to resell such policies singly or as part of a group of policies to other entities or persons. In some instances we anticipate creating pools of such policies and issuing participations in such pools to primarily institutional investors.

The acquisition of a life insurance policy from an insured with a view to realizing economic gain is sometimes described as a “senior settlement” or “life settlement” transaction. Such settlement transactions were initially created in order to assist persons who were suffering from AIDs and who needed funds to provide for their treatment during their remaining, shortened life spans. As medical treatment of AIDs has improved, life settlements involving AIDs patients have become more difficult to evaluate and underwrite and are less certain as to profitability. We believe, accordingly, that the more attractive opportunity is to engage in the senior settlement transactions whereby we will acquire life insurance policies from insureds approaching the end of their anticipated life span and who desire to realize some of the proceeds and benefits from the acquired life insurance policy prior to death. We will also engage in transactions where we acquire life insurance policies from insureds who are not elderly but who have a life terminating illness or medical condition which can be medically confirmed.

The policies acquired by LIFE in the Asset purchase transactions described in this Information Statement may be retained by LIFE with a view to realizing economic gain and profit at the death of the insured or at policy maturity or may be sold individually, as part of a group of policies sold or such policies may be subject to the pooling activities described above.

Policy Sourcing

We also expect to acquire life insurance policies directly from the insureds and owners thereof through contractual arrangements which exist between LIFE and Resource Funding Group, Inc. (“Resource”), a Georgia corporation substantially owned by the Coyne and York Family Trusts identified above. Under this contractual arrangement, Resource will act as our exclusive source of acquisition of life insurance policies (other than in the Asset purchase transactions) if Resource meets certain contractual criteria on a continuing basis.

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Under the agreement, Resource is appointed as the exclusive source for LIFE’s acquisition of life insurance policies other than those policies acquired as a result of the consummation of the Asset purchase transactions. Such policies will be acquired through Resource in accordance with policy standards established as a result of the mutual determinations made by LIFE and Resource. Under the Resource agreement, LIFE will pay to Resource acquisition fees ranging from 2% to a maximum of 9% of the face amount—death benefit amount of life insurance policies acquired (subject to market conditions) and which have been made or are being made the subject of life settlement agreements. The average fee amount has been approximately 4%. The face amount—death benefit will be determined at the time of the acquisition of such policies by LIFE. Upon the sale by LIFE of a life insurance policy acquired through Resource, Resource will be entitled to receive a 2% sales fee also calculated on the then existing face amount—death benefit of the life insurance policy sold if the policy is sold by Resource. Resource is not the exclusive agent for the disposition of life insurance policies by LIFE, however.

The agreement between LIFE and Resource acknowledges that the acquisition and sales fees provided in the agreement will be commercially reasonable and will fairly relate to fees and charges which could be obtained by LIFE in the marketplace from sources other than Resource. If, however, during the initial or any renewal term of the agreement LIFE determines, acting in good faith, that such level of fees are no longer commercially reasonable and that such fees do not fairly relate to fees and charges possibly obtainable by LIFE in the marketplace, LIFE and Resource will conduct good faith negotiations in order to provide appropriate adjustments to such fees. If such good faith negotiations do not result in agreement as to any appropriate fee adjustment perceived by LIFE or Resource as necessary, then LIFE or Resource, as the case may be, may institute arbitration procedures as provided for in the agreement.

Resource or LIFE under the terms of the agreement may determine that the other party has engaged in conduct which constitutes a breach of the terms of the agreement as to Resource or LIFE, as the case may be, In the event that the party identified as breaching the terms of the agreement agrees that a breach has occurred, such party has a period of thirty (30) days in which to carry out action to cure the breach and if such action has not been cured at the elapse of such 30 day period, additional time is provided for such curative action. In the event that LIFE or Resource, as the case may be, disputes that an event constituting a breach of the agreement has occurred, the matter shall be submitted to binding arbitration. In connection with such arbitration procedure, LIFE will appoint one arbitrator, Resource will appoint a second arbitrator and the two appointed arbitrators will appoint a third arbitrator. The arbitration procedure will be carried out in accordance with the rules of the American Arbitration Association and the arbitration shall be conducted in Sarasota County, Florida. The decision of the arbitrators will be final subject to any proper appeal taken from such decision. During the pendency of the arbitration, the arbitrators may issue such interim orders as are deemed appropriate, including orders affecting the exclusivity provisions of the agreement.

The final decision rendered by the arbitrators may determine such matters as whether an identified breach has in fact occurred, the amount of damages to which the injured party is entitled and whether the agreement shall continue to the conclusion of its then present term in accordance with its then current provisions or be continued with modified provisions for the duration of the

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agreement’s then current term or terminated on a date specified by the arbitrators in their final decision.

In selecting life insurance policies which have been or will be made the subject of life settlements and which will be submitted to LIFE for acquisition, Resource will utilize a strict acquisition criteria. Such acquisition criteria utilizes several factors when considering the purchase of a life insurance policy or a group of policies, which include the requirement that the life insurance policy typically have a minimum face value or death benefit of $100,000. Resource will also take into consideration such factors as the age of the policy insured, health factors affecting the policy insured, length of time that the policy has been in force, the amount of premium payments required to keep the policy in force and the cash value amount, if any, of the policy under consideration.

Competition

LIFE believes that the life and senior settlement industry is highly fragmented. Recently, however, several industry leaders have been identified, including Legacy, Mutual Benefits, Living Benefits Financial Services, Life Partners, Life Equity and Coventry. A number of smaller entrants into the life settlement industry have also been identified by LIFE. LIFE believes, however, that no one entity or group of entities has attained a dominant position in the life or senior settlement industry. The entry requirements for the life or senior settlement industry are believed by LIFE to be significant from the standpoint of identifying appropriate sources of life insurance policies which can be made the subject of economically viable life or senior settlement transactions and the capital that is required to engage in life or senior settlement transactions.

LIFE also believes that the life or senior settlement business is somewhat of an imprecise science and may be directly affected by the adequacy of the underwriting and due diligence processes that are utilized by life or senior settlement entities in determining what available settlement transactions are appropriate.

The management of LIFE believes that it will have a competitive advantage as a result of the sourcing resources of the Network and Resource and the experience of the Companies, as such relates to their life insurance policy portfolios which will be acquired by LIFE in the Asset purchase transactions.

Regulation

State regulatory agencies have long exercised comprehensive regulation over the life insurance business and related products. Such regulation is primarily intended to assure that life insurance policies are issued by companies having sufficient financial resources to meet the obligations of policies sold and that sales practices utilized by life insurance companies vis-a-vis the consumer are fair and not characterized by improper inducements or fraudulent practices.

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The life or senior settlement industry is not extensively regulated currently by any governmental authority, although some states are now requiring that life or senior settlement companies obtain a license or enabling permit in order to engage in such activity. LIFE will comply with all of such state regulation on an initial and continuing basis. State regulation has also related to the capitalization activities of life or senior settlement entities. In some instances, state regulatory authorities have taken the position that life or senior settlement transactions are securities subject to the registration and anti-fraud provisions of a particular state’s securities laws.

LIFE may encounter future regulation in connection with its anticipated pooling activity relating to life insurance policies and the sale to investors of participations or debt securities backed by such pooled life insurance policies. Such participations and debt securities most likely will be viewed as securities under Federal and state securities laws and, as a result, depending on the manner of the offering thereof, may be subject to the registration requirements of the Securities Act of 1933, as amended and the state securities statutes of states in which such securities are offered. Additionally, LIFE could be deemed to be functioning as a securities broker-dealer under the Securities Exchange Act of 1934, as amended. As a result of any such determination, LIFE or a subsidiary or affiliate thereof, may be required to register as a securities broker-dealer under the Securities Exchange Act of 1934, as amended, and applicable state securities statutes. LIFE may also be required to be a member of the National Association of Securities Dealers, Inc. (an industry self-regulating body). Securities broker-dealers are subject to comprehensive regulation by the SEC, the National Association of Securities Dealers, Inc. and the several states. Such regulation is intended to assure the adequacy of the financial resources of securities broker-dealers and the manner in which such securities broker-dealer deal with the public.

The Justus Policies

During the course of their existence, some of the Companies have acquired life insurance policies for their portfolios which are characterized by certain issuance irregularities bringing into question the enforceability of such policies from the standpoint of receiving the policy death benefit. These life insurance policies are sometimes referred to as the “Justus” policies. Such reference relates to the source of such acquired policies.

For purposes of the Asset purchase transactions, the Justus policies will be valued at face—death benefit amount. The Companies and the Members thereof will not suffer any diminishment in the amount of Class B Preferred Stock or Common Stock of LIFE receivable in the Asset purchase transactions as a result of the Justus policies sale-purchase transaction described below. Any potential loss will be absorbed by the family trusts established by Messrs. Coyne and York.

The Justus policies have an estimated face amount or death benefit of approximately $13,250,000. The Justus policies will be acquired by LIFE in the numerous Asset purchase transactions. Subsequent to their acquisition, however, the Justus policies will be acquired from LIFE by family trusts established by Robert K. Coyne and C. Douglas York or designees thereof. In such acquisition transactions involving all of the Justus life insurance policies, the Coyne Trust

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and the York Trust will surrender to LIFE an estimated 530,078 Class B Shares held by such Trusts. With respect to the Class B Shares surrendered, a per share value of $25 divided into the aggregate face amount of the Justus policies will be utilized. The Justus acquisition transaction will occur immediately subsequent to the completion of the Asset purchase transactions between LIFE and the Companies. Class B Shares surrendered will be restored to the status of authorized but unissued capital stock of LIFE.

The Coyne and York Trusts have subscribed to an aggregate 55,900 shares of the Class A Preferred Stock of LIFE at the $10 per share subscription price for an aggregate subscription obligation of $559,000. This is a several obligation and not joint. LIFE has received an aggregate $160,000 from the Coyne Trust and the York Trust in payment of a portion of such subscription obligation. Such portion of the subscription obligation was effected by the elimination of debt owing by LIFE to the Network, of which Messrs. Coyne and York are principals. Such debt had been incurred by LIFE in connection with its organization, initial capitalization, the formulation of its Business Plan and the development and carrying out of the Asset purchase transactions which are described in this Information Statement. The balance of such subscription obligation is due and payable at a time which is 12 months from the time that LIFE completes the Asset purchase transactions involving the 60 Companies. To the extent that additional shares of Class A Preferred Stock are privately sold or subscribed to subsequent to the transaction described, such subscription obligation of the Coyne and York Trusts will be reduced on a Class A share for share basis. Such has occurred subsequent to the date of the described subscription obligation and such aggregate subscription obligation is now $309,000.

LIFE Management

The conduct of the business of LIFE and the maintenance of its assets and properties will be carried out under the general supervision of the Board of Directors of LIFE which is presently comprised of five members who are identified below. The day-to-day operations of LIFE will be carried out under the direction of the executive officers of LIFE who are J. Patrick Bryan and Richard W. Champlin. Mr. Bryan serves as President and Chief Executive Officer of LIFE and Mr. Champlin serves as Vice President and Chief Financial Officer. Messrs. Bryan and Champlin also serve as members of the Board of Directors of LIFE. The service of Mr. Champlin is expected to be temporary and a full time Chief Financial Officer for LIFE will be employed during the immediate future time.

The table set forth below identifies the present members of the LIFE Board of Directors and provides information concerning such persons:

Name and Age of Director	Positions Held with the Company

J. Patrick Bryan, age 53	Director, Chairman of the Board of Directors, President and Chief Executive Officer

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Name and Age of Director	Positions Held with the Company
Richard W. Champlin, age 57	Director, Secretary, Treasurer and Chief Financial Officer

William L. Byers, age 48	Director

Robert E. Windom, M.D., age 71	Director

Stephen R. Jonsson, age 51	Director

Information Concerning Directors and Officers

J. Patrick Bryan has recently relocated from Detroit, Michigan to the greater Sarasota, Florida area and is spending substantially all of his business time with LIFE. During the period 1991 to 1997, Mr. Bryant served as President and Chief Executive Officer of Global Reinsurance, Inc. of Michigan. During such period of service, Global Reinsurance, Inc. of Michigan experienced growth from a start-up enterprise to $45 million in annual sales. Global Reinsurance, Inc. of Michigan was sold to a public company in 1997. The principal business activity of Global Reinsurance, Inc. of Michigan was and is constituted by medical reinsurance. During the period 1989 to 1991, Mr. Bryan served as Chief Operating Officer of the Reinsurance Division of First Security Under Writing Services, Inc., which conducted a reinsurance business from its principal offices located at Detroit, Michigan. During the time of Mr. Bryan’s service, First Security Under Writing Services, Inc. experienced a growth in annual revenues from $13.5 million to $30 million. During the period 1984 to 1987, Mr. Bryan served as an executive officer, including service as President, of The Ohio Division of Blue Cross and Blue Shield. In such capacity, Mr. Bryan exercised managerial supervision over approximately 2,000 employees and engaged in marketing activities where product production was determined to be weak and in requirement of strengthening. During the period 1981 to 1984, Mr. Bryan served as Vice President of one of the five insurance divisions of General Electric Company. In such capacity, Mr. Bryan has responsibility for managing a network of approximately 50,000 independent insurance agents through which General Electric Company marketed certain insurance products. During the period 1971 to 1975, Mr. Bryan served in the United States Army and was discharged with the rank of First Lieutenant. During such service, Mr. Bryan attended the Department of Defense Computer Systems School and was assigned as Chief of Software Development and Maintenance for the United States Army’s Parts Inventory System.

Richard W. Champlin resides in Sarasota, Florida and presently serves as Accounting Manager for the Network. In his capacity as Accounting Manager for the Network, Mr. Champlin has been responsible for the accounting records of the Companies, as well as several other operating entities controlled by C. Douglas York and Robert K. Coyne. Mr. Champlin has served in this capacity since 2001. Prior to his affiliation with the Network, Mr. Champlin was the Accounting Manager for Cavanaugh & Co., a firm of certified public accountants having their principal office

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in Sarasota, Florida. In such capacity, Mr. Champlin was responsible for managing a staff responsible for more than 200 clients served by such firm. Mr. Champlin was associated with Cavanaugh & Co. for approximately eight years. Prior to his association with Cavanaugh & Co., Mr. Champlin was employed by certified public accounting firms in California, Oregon and Florida. Mr. Champlin holds a Bachelors degree in electrical engineering awarded by the General Motors Institute (now Kettering University) and received his accounting training in a Masters Program at California State University—Los Angeles and holds a MBA in Accounting awarded by Almeda University. Mr. Champlin also served a four year tour of duty with the United States Air Force and during such service served as Project Engineer on a task force organized to minimize contract overruns as such related to several $100 million procurement contracts existing between the U. S. Air Force and the aerospace industry.

William L. Byers resides in Sarasota, Florida but is relocating to the greater Miami, Florida area. During the period 1992 to 2001, Mr. Byers served as Vice President—Financial and Business Systems for Tropicana Products, Inc. headquartered in Bradenton, Florida. Tropicana Products, Inc. is one of the world’s largest manufacturer of citrus and related products. In such position, Mr. Byers headed a team charged with the responsibility of redesigning the North American business planning processes with a view to implementing new systems for customer relationship management and strategic and financial planning. During the period 2000 to 2001, Mr. Byers served as Vice President—Finance of Tropicana Products, Inc. for such company’s North American commercial operations. In such position, Mr. Byers, working with other executive officers of the company, developed strategic plans and annual business plans for all trade areas of Tropicana Products, Inc. as conducted in North America. During the period 1993 to 1998, Mr. Byers also held numerous officer or managerial positions with Tropicana Products, Inc., including Vice President—Finance/North American Grocery Division (1998—2000); Vice President—Financial and Cost Accounting—North American Division (1997 to 1998); Vice President—Finance/Controller—International Division (1995 to 1997 requiring service in Brussels, Belgium); and Director of Cost Accounting (1993 to 1995). Prior to his association with Tropicana Products, Inc., Mr. Byers was employed by the Pillsbury Company of Minneapolis, Minnesota and the Beatrice Companies, Inc. Mr. Byers is a graduate of Northern Illinois University, Dekalb, Illinois and holds a Bachelor of Science in Accounting from that institution. Mr. Byers also holds a Master of Science in Accounting from Roosevelt University, Chicago, Illinois.

Robert E. Windom, M.D. is a medical doctor who resides in Sarasota, Florida. Dr. Windom has had a long and distinguished career in medicine and public service, beginning with his graduation from Duke University where he received a Medical Doctor degree in 1956. Dr. Windom performed his internal medicine residency at Parkland Hospital in Dallas, Texas in 1960. During the period 1960 to 1986, Dr. Windom engaged in the private practice of internal medicine and cardiology in Sarasota, Florida. In 1986, Dr. Windom was appointed by President Reagan as Assistant Secretary for Health, Department of Health and Human Services, an agency of the Federal government. In such position, Dr. Windom headed the U.S. Public Health Service and administered an annual budget of $13 billion and approximately 60,000 employees. Dr. Windom performed his service as Assistant Secretary for Health during the period 1986 to 1989. During the period of time

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that Dr. Windom served as Assistant Secretary for Health, he established a National AIDs Program Office in the Public Health Service. He also convened the Second PHS AIDs Prevention and Control Conference. Dr. Windom was also instrumental in establishing the Federal Coordinating Committee on the HIV Epidemic and convened a U. S. Health Summit on HIV Infection. Dr. Windom implemented the multi-media National Information Campaign, “America Responds to AIDS”. Also, while Assistant Secretary, Dr. Windom enhanced the Indian Health Service to an agency within the Department of Health and Human Services and elevated the Department Division of Maternal and Child Health to Bureau status. While Assistant Secretary, Dr. Windom also participated in numerous international conferences relating to HIV and AIDs, including conferences held in Paris, Beijing, Geneva, London, Stockholm, Tokyo, Moscow, Manilla, Bangkok, New Delhi and Kiev. Since 1989 Dr. Windom has served as a health care consultant with respect to domestic and international health issues and subject matters. Currently, Dr. Windom serves as a Clinical Professor, Voluntary Faculty, with the Department of Internal Medicine at the University of South Florida located in Tampa, Florida. Dr. Windom also serves as a Courtesy Professor with respect to the College of Public Health at that institution. Past activities have also included acting as a Clinical Professor of Internal Medicine at the University of South Florida School of Medicine and a similar position with the University of Miami School of Medicine. Dr. Windom has also served as Chief of Staff of both Sarasota Memorial Hospital and Doctors Hospital, which are large hospital facilities located in Sarasota, Florida. Dr. Windom has also served as the President of the Florida Medical Association and the Sarasota County Medical Society, the Florida Heart Association, the West Coast Academy of Medicine and served as President and a Founder of the French-American AIDs Foundation. In the non-medical sector, Dr. Windom is a Past President of the Sarasota County Chamber of Commerce; and has served as a member of the Advisory Board of SunBank Gulf Coast, Sarasota, Florida; as a member of the Board of Directors of BESTech, Inc. of Sarasota, Florida; as a member of the Board of Directors of Power Brands, Inc. of Cleveland, Ohio; as a director of Coast Bank, Sarasota, Florida (now a part of SunTrust); and as a director of First Presidential Savings and Loan, Sarasota, Florida. Dr. Windom has received numerous awards and honors, including that of Distinguished Alumnus of the Duke University Medical Center, Distinguished Internist of the Year designated by the American Society of Internal Medicine; the Helen Hayes Award relating to the “Fight Against AIDs” and an award for distinguished leadership of the U. S. Public Health Service. Dr. Windom is a member of numerous medical societies and has published a number of papers, primarily on medical subject matters. Dr. Windom is a frequent speaker on health subjects.

Stephen R. Jonsson resides in Bradenton, Florida and has had a long career in banking and finance. During the period 1998 to the present time, Mr. Jonsson has served as President and Chief Executive Officer of Flagship National Bank, Bradenton, Florida. Mr. Jonsson was an organizer of such bank and presently serves as a member of its Board of Directors. During the period 1987 to 1998, Mr. Jonsson served as the President and Chief Executive Officer of Liberty National Bank, Bradenton, Florida. Mr. Jonsson was also an original organizer and member of the Board of Directors of Liberty National Bank. While serving as the President and Chief Executive Officer of Liberty National Bank, such financial institution attained assets of $210 million and its common stock was listed in accordance with the NASDAQ Small Cap System. Liberty National Bank was sold in 1998 to Regions Financial. Mr. Jonsson is a 1973 graduate of Lehigh University, Bethlehem,

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Pennsylvania and holds a Bachelor of Science in Business Administration and Economics from that institution. Mr. Jonsson also engaged in graduate studies at the University of Florida.

It is expected that committees comprised of members of the Board of Directors will be formed, which committees will include an audit committee. Mr. Champlin will temporarily Chair such audit committee whose principal responsibility will be to liaison with the independent certified public accountants of LIFE. Presently Bobbitt Pittenger & Company, P.A., Sarasota, Florida acts as the independent certified public accountants of LIFE.

Mr. Bryan is compensated pursuant to a written employment agreement existing between Mr. Bryan and LIFE. The employment agreement calls for an initial term concluding December 31, 2006. Thereafter, additional terms may be created upon the mutual agreement of LIFE and Mr. Bryan. In his capacity as Chairman, President and Chief Executive Officer of LIFE, Mr. Bryan will be compensated at the annual rate of $180,000 payable in such monthly or more frequent installments as may mutually be agreed to by Mr. Bryan and LIFE. If LIFE achieves its net income projections for fiscal years ended December 31, 2003, 2004, 2005 and 2006, such annual salary will be increased 20% for each such year. Mr. Bryan will also be entitled to receive such employee benefits as are provided by LIFE, including without limitation, life and health insurance, automobile allowance ($700 per month) and appropriate travel, educational and entertainment expense reimbursement or allowances. Mr. Bryan is entitled to receive a moving allowance relating to his move from the greater Detroit, Michigan area to the greater Sarasota, Florida area of $10,000. Mr. Bryan’s compensation at the indicated rate has commenced. Mr. Bryan is also entitled to receive bonus compensation commencing with the fiscal year of the Company ending December 31, 2003. Such bonus is tied to the projections of the net income of LIFE after provision for taxes and provides that, assuming that LIFE achieves its net income after provisions for taxes projections for the fiscal years ending December 31, 2003, 2004, 2005 and 2006 at least in an amount equal to 40% thereof, Mr. Bryan will be entitled to a bonus payable 50% in cash and 50% in the Common Stock of LIFE equal to 10% of such net income after provision for taxes actually earned for the indicated fiscal years. The cash portion of the bonus will be paid over a period of eight consecutive months following the month of bonus calculation based on determined net income after provision for taxes. The receipt of such bonus is conditioned upon LIFE achieving at least 40% of its net income after provision for taxes projections for such fiscal years. To the extent that such 40% amount is achieved but the entire projected amount is not achieved, the bonus payable to Mr. Bryan will be proportionately reduced. The Common Stock utilized for purposes of such bonus compensation will be valued at the average between the mean and the asked thereof less a 15% discount. From time to time Mr. Bryan may request that LIFE register not more than 50% of such Common Stock received by him as bonus compensation with the SEC for sale to the public.

Mr. Champlin is compensated partially by LIFE and partially by the Network.

All members of the Board of Directors of LIFE, including executive officers who serve as directors, are entitled to compensation pursuant to a Director Compensation Agreement. Under such agreement, each Director is entitled to receive a cash attendance fee for each annual or special

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meeting of the Board of Directors that he attends. Such attendance fee has been initially established in the amount of $500 per meeting attended. In addition to the attendance fee, each director shall be entitled to receive common stock purchase options under a Director Stock Option Plan which has been adopted. Under such Plan, each director will be granted Options providing upon the full exercise thereof for shares of Common Stock of LIFE having, on the date of option grant, a value presently established at $75,000. Each member of the Board of Directors is entitled to receive an option grant having such value during the first 24 month period of director service by each such director. For purposes of determining such $75,000 value, the higher of the book value per share of LIFE’s Common Stock or the mean between the bid and asked price (less 15%) of LIFE’s Common Stock in any then existing public market shall be utilized.

In addition to the director fees and the grant of stock purchase options, each of the above members of the Board of Directors of LIFE will be entitled to receive shares of LIFE’s Common Stock having a value of $75,000 for each 12 month period of service for the initial 24 month period of service for each such director. The value determination method is the same as that to be used for the Director Stock Option Plan.

Prior to the appointment of the above-identified directors and officers of LIFE, Robert K. Coyne and C. Douglas York served as interim directors and executive officers of LIFE.

DESCRIPTION OF LIFE’S SECURITIES

LIFE presently has outstanding its Common Stock and its Class A and Class B Preferred Stock. All of such equity securities have a par value of $.001. LIFE’s Common Stock and Class A and Class B Preferred Stock are equal in voting rights (one vote per share). Cumulative voting is not permitted in connection with the voting of LIFE’s Common Stock and Class A and Class B Preferred Stock. Certain liquidation preferences and conversion rights are attributable to LIFE’s Class A and Class B Preferred Stock as described below. The shares of Common Stock and Class B Preferred Stock issued in the Asset purchase transactions described above and elsewhere in this Information Statement and which may be sold to the public (Common Stock) will have the same characteristics described in this paragraph and below.

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Title of Class	Liquidation Preference	Conversion Rights into Common Stock
Class A Convertible Preferred Stock
A cash liquidation preference equal to $10 per Class A Preferred share at the time that any liquidation distributions are made by LIFE, which preference is superior to the liquidation preference attributable to the Class B Preferred Stock

At the option of the holder thereof, the Class A Preferred Stock is convertible at any time into Common Stock on on the basis of three shares of Common Stock for each share of Class A Preferred Stock; the shares of Class A Preferred Stock are mandatorily converted into Common Stock at such conversion ratio, however, at the time that LIFE’s then outstanding freely tradeable Common Stock and/or freely tradeable Class B Preferred Stock are listed for trading pursuant to the NASDAQ National Market System *

Class B Convertible Preferred Stock
Shares of Class B Preferred Stock outstanding at the time of any liquidation distribution are entitled to a liquidation preference (subject to the liquidation distribution preference attributable to LIFE’s Class A Preferred Stock) of $25 per Class B share prior to any distributions being made with respect to LIFE’s then outstanding Common Stock

LIFE’s shares of Class B Preferred Stock outstanding and to be outstanding from time to time are and will be convertible into Common Stock at various conversion ratios depending upon the time of conversion. The conversion periods are measured from the completion of the consummation of the Asset acquisition transactions described above in this Information Statement subject to certain adjustments. During the first six months subsequent to the completion of the Asset purchase transactions,

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Title of Class	Liquidation Preference	Conversion Rights into Common Stock

such Class B shares of Preferred Stock may be converted into Common Stock on the basis of three shares of Common Stock for each share of Class B Preferred Stock; for the second six months following such Asset purchase transactions, such conversion ratio reduces to two shares of Common Stock for each share of Class B Preferred Stock; and during the third six month period measured from the completion of the Asset purchase transactions, the conversion ratio is one share of Common Stock for each share of Class B Preferred Stock. At the conclusion of the aggregate 18 month conversion period, the Class B shares are mandatorily converted into Common Stock on a share for share basis

Common Stock
None; holders of shares of Common Stock may participate in liquidation distributions on a share for share basis; holders of outstanding Class A and Class B Preferred Stock then outstanding shall also participate on a share for share basis with the holders of Common Stock as to any such liquidation distributions
Not Applicable

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*
Subsequent to the date of the Private Offering Memorandum pursuant to which such Class A Preferred Stock was privately offered and sold, the terms of issuance of such Class A Preferred Stock were modified. The modified terms provide that LIFE will undertake the registration of its Common Stock issued upon the conversion of all of the Class A Preferred Stock into Common Stock. The filing of such Registration Statement, however, will not be accomplished until all of the Asset purchase transactions have been consummated. The registration of the underlying Common Stock issuable upon conversion of all of the Class A Preferred Stock is a separate Registration Statement and not a part of the Registration Statement to be filed by LIFE in connection with the Asset purchase transactions. The purpose of this undertaking is to eliminate the restrictive security status otherwise attributable to the Common Stock issued upon conversion of the Class A Preferred Stock. Also, the holders of the Class A Preferred Stock will be entitled to an annual 10% cumulative dividend in the amount of $1 per Class A Share outstanding, which dividend entitlement will accrue at the time that LIFE has attained the sale of the minimum amount of shares of Class A Preferred Stock which was 100,000 shares. Such dividend entitlement, however, is conditional and will not be required to be paid by LIFE in the event that the Common Stock issuable upon the conversion of such Class A Preferred Stock is listed for trading on the NASDAQ National System on a date which is 30 months from the date of the filing of the Registration Statement relating to the Asset purchase transactions described herein and the issuance to Members of the Class B Preferred and/or Common Stock by LIFE to such Members. If such listing timely occurs, the dividend entitlement will extinguish. In the interim period, however, such accrues.

Present Shareholdings of Management and Certain Beneficial Owners

Presently LIFE has outstanding 100,000 shares of Class A Preferred Stock, 697,300 shares of Class B Preferred Stock and 60,000 shares of Common Stock. The table presented below presents the record and beneficial ownership of such Common Stock and Class A and Class B Preferred Stock of the present members of LIFE’s Board of Directors and executive officers (individually and as a group) and any person or group of persons known by LIFE to own 5% or more of such outstanding Common Stock, Class A and Class B Preferred Stock.

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					Percentage of Outstanding Shares Beneficially Owned at 09/30/2002(1)
	Number of Shares Owned of Record And Beneficially
Name and Address of Director and Officer	Class A Preferred Stock		Class B Preferred Stock	Common Stock

J. Patrick Bryan, Director, Chairman of the Board of Directors, President and Chief Executive Officer 1697 Pine Harrier Circle Sarasota, Florida 34231	3,000				.35%

William L. Byers, Director 7434 Albert Tillinghast Drive Sarasota, Florida 34240	3,000				.35

Richard W. Champlin, Director and Chief Financial Officer 5863 Briarwood Avenue Sarasota, Florida 34231	-0-				—

Robert E. Windom, M.D., Director 5450 Eagles Point Circle, #403 Sarasota, Florida 34231	-0-				—

Stephen R. Jonsson, Director 3904 Pinar Drive Bradenton, Florida 34210	6,000				.70

All officers and directors as a group	12,000				1.40

Robert K. Coyne Trust Post Office Box 25415 Sarasota, Florida 34277	23,450		348,650	30,000	46.90

C. Douglas York Trust 4789 Sonada Court Sarasota, Florida 34231	23,450		348,650	30,000	46.90

C. Douglas York 4789 Sonada Court Sarasota, Florida 34231	3,000	(2)	-0-	-0-	.35

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(1) Based upon an aggregate 857,300 shares outstanding.

(2) Purchased for cash at $10 per share.

The share amounts reflected as being beneficially owned or owned of record by the Robert K. Coyne Trust and the C. Douglas York Trust have not been adjusted for the reconveyance of Class B shares of Preferred Stock as a result of the consummation of the Justus policies transaction described above. Robert K. Coyne and C. Douglas York beneficially own, with members of their families, the number of shares indicated in the table above.

LIFE has also granted stock purchase warrants to the Coyne and the York Trusts which permit those Trusts to each acquire 750,000 shares of our Common Stock for a period of five years commencing April 9, 2002 at an exercise price of $5 per share of Common Stock. The terms of such warrants contain customary anti-dilutive provisions and piggyback registration rights.

We have also adopted a stock option plan for our directors as described above.

RISK FACTORS

Participation in the Asset purchase transactions and the ownership of the Class B Preferred or Common Stock of LIFE, as well as the Business Plan of LIFE, involves certain risks. These risks are identified and discussed below.

In acquiring our Class B Preferred Stock and/or Common Stock as a result of the consummation of the Asset purchase transactions, Holders will assume the risk of owning securities that cannot be readily resold.

There is no present public market for our Class B Preferred Stock or our Common Stock. We must complete a significant number of the Asset purchase transactions with the Companies in order to meet the listing requirements of the NASDAQ National Market System or the NASDAQ SmallCap Market System. With respect to the NASDAQ National Market there are various optional initial listing requirements, including net tangible assets of $6 million or $18 million or, alternatively, a market capitalization of $75 million or total assets of $75 million and total revenues of $75 million. Additional initial listing requirements are applicable for the NASDAQ National Market System, including pre-tax income of $1 million, a public float of 1.4 million shares and a market value of the public float of $8 million, $18 million or $20 million, depending upon the initial listing options chosen or applicable.

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The initial listing requirements for the NASDAQ SmallCap System are not as stringent and involve net tangible assets of $4 million or a market capitalization of $50 million or net income in the latest fiscal year or two of the last three fiscal years of $750,000. The NASDAQ SmallCap System initial listing requirements also require a public float of 1 million shares, a market value of the public float of $5 million, a minimum bid price of $4, the presence of three market makers, 300 round lot holders (holding 100 or more shares each) and an operating history of one year or a market capitalization of $50 million. Under both Systems, LIFE will have to adhere to certain corporate governance requirements of NASDAQ. If we do not complete a sufficient number of the Asset purchase transactions with the Companies, we will not be able to meet such listing requirements on each of such Systems.

If such is the case, a market for our Class B Preferred Stock and Common Stock may only come into being in the over-the-counter market which is known as the OTC Bulletin Board. In order to be traded on the OTC Bulletin Board, we will have to interest securities broker-dealers in our Class B Preferred Stock and Common Stock to an extent that they will publish bid and ask quotations in connection with such securities. The OTC Bulletin Board is not a stock exchange but rather a bid and ask quotation service for equity securities which are traded over the counter. The OTC Bulletin Board is regulated by the NASD.

In order to facilitate the existence of a public market for our Class B Preferred Stock and Common Stock, we will register such securities pursuant to the provisions of the Securities Exchange Act of 1934, thereby making us a reporting company. Accomplishment of this registration procedure, however, will not assure that a market will come into being at any time.

Also, in any trading market that comes into being, the possibility exists that, at least with respect to our Common Stock, such stock may trade at a price of less than $5 per share. If this occurs, our Common Stock could be designated as a “penny stock” under SEC Rules. Such designation will require broker-dealers interested in facilitating transactions in our Common Stock or acting as market makers, to make certain risk disclosures to potential investors. Additional record keeping and record retention requirements are also imposed by such Rules.

The attributed value of our Class B Preferred Stock and our Common Stock for purposes of the Asset purchase transactions has been arbitrarily determined by LIFE’s management and agreed to by the Committees of the Companies but has no basis or relationship to our book value or earnings.

If we consummate all of the Asset purchase transactions with the 60 Companies, we estimate that we will acquire life insurance policies having an approximate aggregate face value—death benefit of $82 million. We estimated that $13.5 million will be “Justus” policies which will be reconveyed by us as described elsewhere in this Information Statement. Accordingly, we anticipate netting life insurance policies having a face amount—death benefit of $68.5 million. In these Asset purchase transactions, we will issue our Class B Preferred Stock valued at $25 per share and/or our Common Stock valued at $6.25 per share.

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The historic cost of such life insurance policies to the limited liability companies was approximately $38 million. We have no information, nor have we attempted to obtain information, as to what the fair market value of such life insurance policies is. The possibility exists, however, that the fair market value of such life insurance policies which we will acquire significantly exceeds the attributed value of our Class B Preferred Stock and Common Stock used as the currency for the acquisitions and the historical costs of such life insurance policies incurred by the Companies.

We presently have outstanding 797,300 shares of our Class A and B Preferred Stock and 60,000 shares of our Common Stock. The Preferred Stock is convertible into a maximum 2,391,900 shares of Common Stock resulting in aggregate 2,451,900 shares of Common Stock. Such shares will become eligible for sale into any market which exists for our Common Stock and as such, represents a “market overhang” which could depress the market price of our Common Stock.

Subject to SEC Rules relating to the sale of securities by control persons, our Class B Preferred Stock and Common Stock presently outstanding may become eligible for sale in any market existing therefor during February 2004. Shares of our Common Stock issued upon the conversion of such Class B Preferred Stock and our outstanding Class A Preferred Stock would become eligible for resale into any market existing at a time which is one year from the date of such conversion. The possibility that these securities may be sold into any market existing for our securities may create a depressing effect on the market price of our Class B Preferred Stock and/or Common Stock, even though our business is doing well.

We also have outstanding common stock purchase warrants providing for, upon full exercise thereof, the issuance of 1,500,000 shares of our Common Stock. Also subject to the limitations on the sale of control shares, the Common Stock issued upon the exercise of such warrants will be eligible for sale into any market existing for our Common Stock on a date which is one year from the date of exercise of such stock options and warrants and the issuance by us of the underlying Common Stock. As indicated earlier in this Information Statement, we also anticipate granting options to purchase our Common Stock pursuant to our Director Compensation Plan. Our Common Stock issuable upon the exercise of such options will also be eligible for resale on a date which is anticipated to be one year from the date of issuance of such shares.

Members of the Companies which have entered into Asset purchase agreements with LIFE are entitled to vote for or against the approval of the transaction and the transaction will be approved upon majority vote of the members. Members choosing to vote against the transaction, however, will not be afforded rights of dissent or appraisal under Nevada law. The absence of such rights means that members voting against the transaction will be bound by the vote of a majority of the members and will have no viable alternative but to accept our Class B Preferred Stock or Common Stock.

Nevada statutes, which is the jurisdiction in which all of the Companies have been formed, does not afford dissenter’s or appraisal rights to members who desire to vote against and dissent

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from transactions involving the sale of all or substantially all of the assets of the limited liability company of which they are a member. Rights of dissent and appraisal, when available under state statutes, permit a member of a limited liability company to vote against a transaction involving the sale of all or substantially all of the assets of the entity and to dissent therefrom by following certain procedures. Such rights of dissent usually provide that dissenting members of shareholders may require that a determination be made of the fair value of their interests in the limited liability company and such dissenting members may demand such fair value for their interest or shares. Members of the Companies who are parties to Asset purchase agreements with us will not have these rights.

While the existence of each limited liability company may briefly continue subsequent to the Asset purchase transactions, it is not anticipated that such Companies will have significant remaining assets or any meaningful business activity to conduct, if any.

Members of the Companies receiving our Class B Preferred Stock and/or Common Stock could sustain adverse Federal income tax consequences. The Internal Revenue Service could successfully assert that a member has experienced income subject to income tax in an amount equal to the difference between the member’s contribution to his or her limited liability company and the value of the Class B preferred and/or Common Stock received, which income is subject to taxation at ordinary or applicable capital gains tax rates under the Internal Revenue Code.

In connection with the Asset purchase transactions, we will receive an opinion of counsel to the effect that the Members will not experience a taxable event upon the consummation of the Asset Purchase transactions and the Members’ receipt of the number of shares of our Class B Preferred Stock and/or Common Stock to which the Member is entitled. The opinion will necessarily assume facts which may not be applicable to all Members of the Companies consummating Asset purchase transactions with us. Each Member, therefore, should consult with his or her own tax advisor.

The anticipated effect of the opinion is that a Member receiving our Class B Preferred or Common Stock will not experience a taxable event until such securities are sold at a price which constitutes a gain over the cost (basis) of the Member’s contribution to the capital of his or her Company. The opinion does not provide any information with respect to the manner in which any such gain would be taxed (at ordinary income or capital gain rates).

The opinion of counsel dealing with Federal income tax matters will not address any state income tax consequences which Members may experience as a result of the consummation of an Asset purchase transaction by their Company. Also, the opinion of counsel with respect to present income tax matters will have no binding effect on the Internal Revenue Service.

The LIFE Business Plan is based on our ability to consummate a significant number of the Asset purchase transactions. If this does not happen and we only consummate a

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relatively small number of transactions, we will not be able to implement and carry out certain key elements of our Business Plan because:

•	we will not have sufficient numbers of life insurance policies to engage in policy pooling and policy resale activities;

•	our cash flow from policies will be reduced significantly; and

•	we will be unable to accomplish the listing of our Class B Preferred and Common Stock pursuant to the NASDAQ National Market System or Small Cap System.

Such described circumstances will have the effect of reducing our revenues and profits and will mean that our Class B Preferred and/or Common Stock held by Members will continue to be an illiquid investment since the only ability to sell such securities will be in the over-the-counter market (the OTC Bulletin Board).

These circumstances also most likely would require that we seek additional sources of working capital on an immediate basis. Such alternative sources of working capital may not be available to us because of our relatively weak financial condition or may only be available to us upon terms which are extremely expensive and which operate in a detrimental way to the holders of our outstanding securities.

Our present executive management is comprised of J. Patrick Bryan who serves as our President and Chief Executive Officer and Richard W. Champlin who serves as our Treasurer and Chief Financial Officer. If the services of either Messrs. Bryan or Champlin become unavailable to us, our ability to conduct our intended business will be impaired. If the services of both Messrs. Bryan and Champlin become unavailable to us, our ability to conduct our intended business will be severely hampered.

The continuing services of Messrs. Bryan and Champlin is critical to our ability to consummate the Asset purchase transactions with the limited liability companies and with respect to the implementation of our business plan as described earlier and elsewhere in this Prospectus. While we have the services of administrative and clerical personnel available to us and the consulting arrangements existing between us and companies owned by Robert K. Coyne and C. Douglas York, such is not expected to be adequate to replace the services of either Mr. Bryan or Mr. Champlin.

If the services of both Messrs. Bryan and Champlin are lost to us at the same time and over an extended period of time, our ability to implement and consummate the Asset purchase transactions most likely will be severely impaired, as will our ability to implement our business plan. We most likely would have to suspend such activities while we recruited replacement executive management personnel. In such replacement activities, we may be hampered because we do not

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have adequate liquid working capital. Also, Mr. Champlin is serving as our Treasurer and Chief Financial Officer on an interim basis and such position is expected to be filled on a permanent basis by personnel unknown as of the present time.

Since we are a start-up company, we have not developed any managerial plan of succession nor have we obtained key man life insurance policies insuring the lives of either Mr. Bryan or Mr. Champlin.

In addition to the life insurance policy source represented by the Asset purchase transactions, we are dependent in our life insurance policy acquisitions on the exclusive contractual arrangements existing between us and Resource. If Resource fails in its obligation to make appropriate policies available to us for purchase, our ability to carry out our business plan will be materially hampered because our portfolio of life insurance policies will be inadequate.

We have entered into a written agreement with Resource which provides that Resource will act as our exclusive source of life insurance policy supply other than the policies that we acquire as a result of the Asset purchase transactions.

The exclusivity of the contract remains in force so long as Resource provides us with an adequate supply of life insurance policies for our business and for each policy acquired by us from Resource, we will pay an acquisition fee ranging from 2% to a maximum of 9% of the face amount—death benefit amount of each life insurance policy acquired, subject to adjustment for certain market purposes.

The initial term of the agreement is for five years ending February 28, 2007 with automatic additional renewal terms occurring unless the agreement is affirmatively terminated by us or Resource.

If disputes arise under the agreement, including our assertion that the supply of life insurance policies to us is inadequate or unsuitable, binding arbitration procedures may be utilized.

We are a start-up company and we have not experienced significant revenue or any earnings since our formation in February 2002. Even if we complete a significant number of the Asset purchase transactions, we cannot assure that we will be able to generate revenue which is sufficient to create net income initially or on a sustained basis.

In order to achieve significant revenues, we will be required to realize cash proceeds on the life insurance policies which we own from time to time, including those that we obtain as a result of the consummation of the Asset purchase transactions. Such cash realization can only occur upon the death of the policy insured or upon our resale of a life insurance policy or a group of life insurance policies. The occurrence of such revenues from such sources will not assure that we will

28

experience net income initially or at any time. The absence of net income most likely will have a depressive effect on any after market price existing for our Class B Preferred and Common Stock.

The life settlement business is an outgrowth of the viatical settlement activity occurring with respect primarily to AIDs sufferers. As such, it represents a relatively new industry and there are many uncertainties as to how such industry will develop over the near and mid term. An important industry characteristic which has only recently begun to develop is the existence of a liquid market for life insurance policies. We can’t assure or predict whether such liquid market will grow, remain approximately the same or, in fact, contract or disappear. This factor and other unknown factors create considerable uncertainly as to whether we will be able to initiate and conduct our business plan on a viable and profitable basis.

29

CONFIDENTIAL

L.I.F.E. INVESTMENT FUNDING
ENTERPRISES, INC.

BUSINESS PLAN

COPY NUMBER:

ISSUED TO:

CONTACT J.PATRLCK BRYAN, CHIEF EXECUTIVE OFFICER
(941)955-1999
THE INFORMATION CONTAINED IN THIS BUSINESS PLAN IS PROPRIETARY MATERIAL
AND PROPERTY OF LIFE INVESTMENT FUNDING ENTERPRISES, INC.
THIS BUSINESS PLAN DOES NOT CONSTITUTE AN OFFER TO SELL SHARES OF THE
COMPANY’S EQUITY SECURITIES

DO NOT COPY OR DISTRIBUTE WITHOUT WRITTEN PERMISSION FROM
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
COPYRIGHT 2001, LIFE INVESTMENT FUNDING ENTERPRISES, INC.

LIFE Investment Funding Enterprises, Inc. Business Plan

NOTICE TO RECIPIENTS

The information presented in this document is highly sensitive and confidential and is to be used by authorized parties only for the purpose of determining a preliminary indication of interest in Life Investment Funding Enterprises, Inc. The recipient of the Business Plan agrees by its receipt not to reproduce, duplicate, or reveal, in whole or in part, information presented herein without the written permission of Life Investment Funding Enterprises, Inc. The recipient further agrees to promptly return this material, along with any other documents provided, to Life Investment Funding Enterprises, Inc. if recipient elects not to pursue an “interest in” and/or a “relationship with” Life Investment Funding Enterprises, Inc.

The information contained in this overview was provided by Life Investment Funding Enterprises, Inc. and other sources. It has been reviewed and approved for release by the Board of Directors, which assumes the sole responsibility for its contents. Estimates and projections contained herein have been prepared by the management of Life Investment Funding Enterprises, Inc. and involve significant elements of subjective judgment and analysis. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in this document, and nothing contained herein is, or shall be relied, as a promise or representation, whether as to past or the future. This overview does not purport to contain all of the information that may be required to fully evaluate Life Investment Funding Enterprises, Inc. for a potential business relationship, and any recipient thereof should conduct his/her own independent analysis and due diligence process. This document was prepared in-house and by outside consultants. Further documentation on any subject in this report is available to qualified inquiries.

THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN
OFFER TO PURCHASE A SECURITY.

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EXECUTIVE SUMMARY

History

In early 1997, C. Douglas York and Robert K. Coyne, as organizers, formed the first in a series of Member-Managed Limited Liability companies variously known as the Viatical Funding, LLCs and the Life Investment Funding Enterprises, LLCs. These companies were formed for the purpose of purchasing life insurance policies from individuals at various discounts, known in the industry as Viatical Settlements. The limited liability companies were created in investment pools of $1,000,000.00. These member/managed investor partnerships now total 62, representing policy face values in excess of $85,000,000.00. The 62 limited liability companies have over 2,000 investors or member/managers. The advantage to the investors in all limited liability companies is the security of life insurance policies as their investment. The disadvantage with the limited liability companies is that they are illiquid and that policies must either mature or be sold to produce profits.

The Company

LIFE Investment Funding Enterprises, Inc. (“LIFE” or the “Company”) was incorporated in Nevada for the purpose of purchasing life insurance policies from individuals at various discounts, known in the industry as viatica1 settlements. The Industry now refers to these purchases as Senior Settlements and Life Settlements. By providing funds for these policies, individuals are able to improve their quality of life, provide funds for estate planning and increase their independence and dignity by having additional cash available in their advanced or terminally ill years.

The Company’s strategic vision is to specialize in purchasing, pooling and reselling the Senior and Life Settlement products much the way a Ginnie Mae Security pools mortgages insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veteran Affairs (VA) and sells the securities to investors. By pooling these policies, reselling them to institutional investors, and re-purchasing new policies, the Company will maximize its return on investment. The company also intends to offer reinsured bonds for a portion of the portfolio, thereby retaining windfall profits from early maturities as well as excess premiums. In addition, the company plans to be in a position to comply with evolving state regulation, and to safeguard investor return. The Company believes that because of the stable nature of these investments, the safety of the insurance industry ratings, and the procedures established for policy sellers, the Company’s pooled Senior and Life Settlement policies would become an excellent investment product for large institutions.

The first step taken by the organizers was to hire consultants and securities attorneys to provide the private placement documentation to accomplish the expansion of the companies into the public market. The organizers have advanced approximately $100,000 to start this process. The private offering memorandum delivered with this Business Plan has established an equity funding goal of $2,000,000. The private offering will be known as a mini max which means that upon the raising of the first

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$1,000,000, the company can then begin paying for the necessary elements for completion of the public offering including audits, legal fees, consulting fees, printing, etc. Individual accredited investors, as well as a limited number of suitable investors, will be invited into this first phase of equity funding for the public company and be provided with a preference over all other future investors as to return on investment. (See Private Offering Memorandum)

The next phase of the business plan and public offering process will involve the roll-up of the limited liability companies. This is to be accomplished by the company offering stock to all limited liability companies for the purchase of their policy portfolios with an approximate face value of $85,000,000. By purchasing the assets of the limited liability companies, the company is confident that we will accomplish the goal to be listed on the NASDAQ public exchange due to the anticipated asset base and the size of the shareholder base. Once listed on NASDAQ, the company will seek a secondary raise of approximately $50,000,000 to purchase additional life insurance policies.

To assure security for the first $2,000,000 equity funding, the organizers have contributed their stock in Viatical Capital Inc. and Premiere Investment Capital Inc. with an approximate value of $8,000,000 in exchange for common and preferred B stock in LIFE. VCI and PREMIERE collectively hold a 10% interest in the 62 limited liability companies as non-voting member/managers. This approximately $8,000,000.00 in assets will provide security for the initial investors in the Private Offering Memorandum raise of $2,000,000 by virtue of their position as Preferred A shareholders. (See Private Offering Memorandum)

In summary, the Company plans to establish itself as a leader in the life settlement business by continuing to specialize in the purchasing, pooling and reselling the Viatical products. The Company also intends to become listed on the NASDAQ public exchange thereby increasing it’s access to the capital markets as well as providing all investors with the liquidity and the profit potential of stock appreciation in the public market. A concurrent goal through this process is to provide the same security to all limited liability investors as they currently have by the asset value of their individual LLC life insurance policies. This offering and the successful completion of the roil-up of the individual limited liability companies will accomplish that goal.
(See Private Offering Memorandum)

The Market

For the past ten years, terminally ill individuals have been able to obtain additional funds to meet and maintain daily living and medical expenses by selling their life insurance policies to a third party purchasing company. Through this type of transaction, known as a viatical settlement, the policyholder may receive up to 80% of the policy’s face value. This third party purchaser continues paying the policy premiums and then has the right to the death benefit. These transactions have expanded to include not only terminally ill individuals but also senior citizens seeking to cash out a policy to offset medical costs or to improve their quality of life.

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Due to the development of insurance industry distribution channels, complemented by evolving self-regulation, there has been a decline in transaction costs. Combined with the advent of institutional funding, this has broadened the application of viatical settlements to expanded markets.

The Product

The Company is strategically positioned to be profitable and to provide high value to its shareholders base. The Company plans to achieve these objectives by purchasing, pooling, and reselling the viatical product. The viatical product will be in either of the following forms:

Senior Settlement – over ninety percent of all seniors simply let their policies lapse by no longer paying premiums, thereby losing the benefits of all the premiums paid in over the years. This age group typically has the greatest number of paid up (but no longer affordable) policies of any other group of individuals. The cash received from the sale of these life insurance policies provide liquidity from an unutilized asset for the purpose of estate planning, payment of medical bills, or life improvement.

Life Settlements – the Life Settlement market consists of life insurance policies purchased at a discount from individuals with medically certified terminal conditions. The Company believes that by providing funds for these policies, these individuals will be able to improve their quality of life, purchase medical supplies, and support themselves with a level of dignity they might not otherwise have been able to afford.

Company Management

A diverse and talented management team will lead the Company.

John Patrick Bryan - Chief Executive Officer

Mr. Bryan (Pat) has 30 years of business experience with over 20 years of financial services experience, including several senior management/officer positions. Mr. Bryan was the founder of Global Reinsurance Corporation in 1991 and grew it to a $50 million company in 3 1/2 years. Mr. Bryan sold Global to a public company in 1997 and has recently completed a management contract associated with the extensive experience in business development, acquisition, finance, computer systems and general management at the Chief Operating Officer and Chief Executive Officer levels. Mr. Bryan holds a Bachelor of Science degree in Business Administration from Cameron University in Oklahoma and a Masters of Business Administration from Chapman University in California.

William L. Byers - Chief Financial Officer

Mr. Byers has worked for Tropicana Products, Inc. for the past 11 years. He has held various positions within the company ranging from Senior Business Analyst and Director

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of Finance for Tropicana International, where he directed the establishment of legal entities and accounting systems in the UK, France, Canada and Japan. He performed the financial analysis for business proposals, and acted as the Finance Leader in the negotiations with business partners and brokers in Japan, Canada, France and Taiwan. He also held the position of Director of Global Accounting for Tropicana. His accomplishments in this position included successfully directing the transition of the North American business of Dole to Tropicana systems in 90 days. He significantly improved the overall quality of the cost accounting function through a combination of staff upgrades and partnering with all levels of manufacturing management. From 1995-1997, he held the position of Vice President of Finance/Controller - International Division (Brussels, Belgium). In this position he successfully managed the combination of two finance functions into one after the acquisition of the Dole Juice Business in May of 1995. He also staffed the Finance function of Regional Offices in Singapore and Sao Paolo, Brazil and Brussels, Belgium. Other positions held at Tropicana include, Vice President Financial and Cost Accounting - North American Division, Vice President Finance - North American Grocery Division, Vice President Finance - North American Commercial Operations and Vice President - Financial Business Systems.

Mr. Byers has also worked for The Pillsbury Company in Minneapolis, Minnesota as Director of Finance - Asia Pacific Region (Hong Kong) and from 1979 to 1988 worked in various positions for Beatrice Companies, Inc. - International Food Division.

Mr. Byers is a finance executive with progressive experience in a broad range of national and international positions focused in the food and beverage industries. He is a conscientious, reliable manager with demonstrated capabilities in business development, strategic and financial planning, project management and development of internal controls. He is capable of driving initiatives across a variety of areas, including planning and reporting processes, financial and business planning systems, business development and internal controls.

Mr. Byers received his B.S. in Accounting from Northern Illinois University and his M.S. in Accounting from Roosevelt University in Chicago, Illinois.

Product Marketing

The Company intends to focus its marketing efforts on both the acquisition and sale of the viatical product from and to institutions, not individuals. The acquisition effort will initially concentrate on developing existing relationships with two strategic partners. The marketing effort to support the sales of pooled policies will concentrate on developing relationships with institutional investors seeking to add this product to their portfolio of investment products, similar to the way mortgages are resold.

The Company has entered into a strategic alliance with Resource Funding Group, Inc., a Viatical Settlement Company, which will be the exclusive provider of viatical policies for the Company.

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Competition

As of the date of this Memorandum, LIFE believes that the life and senior settlement Industry is highly fragmented. Recently, however, several industry leaders have been identified, including Legacy, Mutual Benefits, Living Benefits Financial Services, Life Partners, Life Equity and Coventry. A number of smaller entrants into the life settlement industry have also been identified by the Company. The Company believes, however, that no one entity or group of entities has attained a dominant position in the life or senior settlement industry. The entry requirements for the life or senior settlement industry are believed by LIFE to be significant from the standpoint of identifying appropriate sources of life insurance policies which can be made the subject of economically viable life or senior settlement transactions and the capital that is required to engage in life or senior settlement transactions.

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Financial Forecast

	YEAR 1	YEAR 2	YEAR 3	YEAR 4

INCOME STATEMENT

Revenues
Interest Income	40,917	13,318	10,037	10,037
Gain on sale of policies	11,353,602	28,037,627	36,697,258	48,768,691

Total Revenue	11,394,519	28,050,945	36,707,294	48,778,727

Operating Expense
Total Operating Expenses	1,026,524	1,692,706	2,663,302	3,317,499
EBITA	10,367,995	26,358,239	34,043,993	45,461,229

Tax Expense (cash basis @ 39%)	(4,391,364)	(11,164,032)	(14,419,333)	(19,255,103)
Net Income After Tax Distributions	5,976,631	15,194,207	19,624,660	26,206,125

Policy Purchases	6,119,063	15,194,207	19,624,660	26,206,125

STATEMENT OF CASH FLOWS

Provided / (Used) by Operations	10,367,995	26,358,239	34,043,993	45,461,229
Provided / (Used) by Investment	31,600,000	—	—	—
Tax Distributions	(4,391,364)	(11,164,032)	(14,419,333)	(19,255,103)
Policy Purchase (Investment)	(30,000,000)	—	—	—
Policy Purchase (Income)	(6,888,956)	(15,614,241)	(19,624,660)	(29,206,125)
Policy Sale	121,091,033	262,522,209	357,154,966	471,325,540
Policy Purchase	(121,091,033)	(262,522,209)	(357,154,966)	(471,325,540)

TOTAL CASH AVAILABLE	687,675	(420,034)	—	—

Plus Beginning Cash Balance	—	687,675	267,641	267,641
Ending Cash Balance	687,675	267,641	267,641	267,641
Return on EBITA	32.8%	83.4%	107.7	143.9%
Return on Net Income	18.9%	48.1%	62.1%	82.9%
TOTAL VALUE OF POLICIES	36,888,956	52,503,197	72,127,857	92,251,475

The estimates of revenue, net income, cash flow, and investment fund contribution for LIFE Investment Funding Enterprises, Inc. is illustrated in the preceding table. Revenue is generated from the sale of policies held by the Company, and/or by the issuance of policy backed bonds.

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Plan of Offering

In order to further deploy its services and to produce the projected financial results, LIFE Investment Funding Enterprises, Inc. requires an equity investment of $2,000,000. The Company is seeking a commitment of the total amount of the proposed capital infusion. LIFE Investment Funding Enterprises, Inc. began seeking initial equity funding in April 15, 2002. The Company anticipates closing this initial round of funds by June 15, 2002.

Use of Proceeds

The $2,000,000 of this initial equity funding will be applied to the following categories over a twelve-month period:

EXPENDITURE CATEGORY	ESTIMATED AMOUNT OF FUNDS USED	ESTIMATED PERCENTAGE OF FUNDS
Working Capital/Public Co. Formation	$1,600,000	80%
Offering Expenses	$200,000	10%
Consulting Fees	200,000	10%
TOTAL	$2,000,000	100%

Strategic Goals

Upon the successful completion of the current capital raise, the Company plans to acquire a majority (80%+) of the $38 million dollar asset base within The Life Settlement Network through an asset purchase agreement. The Life Settlement Network currently has an inventory of policies with an asset value of $50 million and a face value of $85 million. This organization is comprised of sixty-two Limited Liability Companies (LLCs) that are supported by over 2,000 investors or “members” of the individual LLCs.

Once the LLCs have been successfully rolled-up into the Company, the Company will seek to register its common shares of stock on the NASDAQ public exchange. The Company is confident that it will accomplish this goal due to the anticipated asset base and number of underlying shareholders. Once listed on NASDAQ, the Company plans to seek a secondary raise of up to $50 million dollars. This follow-on financing will be used exclusively to finance the rapid growth of the Company through the purchase of additional policies.

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LIFE Investment Funding Enterprises, Inc. Business Plan

I.     THE COMPANY

A.    Background and Vision

LIFE Investment Funding Enterprises, Inc. (“LIFE” or the “Company”) was incorporated in Nevada for the purpose of purchasing life insurance policies from policy providers at various discounts, formerly known in the industry as viatical settlements. The Industry now refers to these as Senior Settlements and Life Settlements. By providing funds for these policies, individuals are able to improve their quality of life, provide funds for estate planning and increase their independence and dignity by having additional cash available in their advanced or terminally ill years.

The Company’s strategic vision is to specialize in purchasing, pooling and reselling the Senior and Life Settlement products much the way a Ginnie Mae Security pools mortgages insured by the Federal Housing Administration (FHA) or guaranteed by the Department of Veteran Affairs (VA) and sells the securities to investors. By pooling these policies, reselling them to institutional investors, and re-purchasing new policies, the Company will maximize its return on investment. The company also intends to offer reinsured bonds for a portion of the portfolio, thereby retaining windfall profits from early maturities as well as excess premiums. In addition, the company plans to be in a position to comply with evolving state regulation, and to safeguard investor return. The Company believes that because of the stable nature of these investments, the safety of the insurance industry ratings, and the procedures established for policy sellers, the Company’s pooled Senior and Life Settlement policies would become an excellent investment product for large institutions.

B.    Company Mission

The Company’s mission will be to develop and execute a program that will focus on reshaping the viatical industry while creating its brand identity as well as obtaining sound life insurance policies that will provide the greatest returns to the Company’s shareholders. The Company will comply with the State of Nevada’s insurance, securities, and licensing regulations.

C.    Business Opportunity

Investors today confront a challenging, even unprecedented, environment. Valuations have dramatically fluctuated over the last two years, sending shockwaves through the capital markets. Advancements in and investors usage of the Internet have provided an inexpensive and convenient vehicle to manage an individual investor’s portfolio. Nonetheless, the fundamentals of sound, diversified, long term investing have not changed. The proper purchase, pooling, and reselling of the life settlement product will provide investors with better-than-market-average returns. Historically, very few, if any, life insurance policies fail to pay their death benefits. From the Company’s standpoint, it

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is not a matter of will the insurance company pay but simply a matter of when. By choosing to purchase policies with actuarial forethought, the Company intends to maximize the rate of return on the policies, and to pool and resell these policies, and to pass the return to its shareholders.

The Company believes that the life settlement industry fills a real need. In the absence of comprehensive health insurance that covers all costs, viatical settlements have emerged to help critically ill people pay for medical care.

II.	MARKET POTENTIAL

A.	Industry History

From 1989 to 1999, viatical settlements grew from $2 million of face value life settled to a $1.2 billion industry. The most sophisticated market analysis of the Settlement industry today was conducted in 1999 and that study estimated the market potential as of 1998 to be $134 billion of life insurance that meets the criteria associated with Settlements.

A Life Settlement is the sale of an existing life insurance policy, which is owned by a terminally/chronically ill or elderly individual to a third party. This transaction is generally accomplished when the policyholder has the need or desire to immediately access a portion of the face value of his/her life insurance policy. This relatively new financial tool fills a need for the policyholder to raise crucial “cash for life” to pay medical bills, living expenses for those too sick to work, or to plan and pre-pay final expenses.

The Settlement industry began in the late 1980’s. The first year credible data available in 1989 when about $2 million in life insurance (face amount) was “Settled”- This has grown to approximately $1.2 billion in 1999, the last year for which data is available.

Pending legislation to eliminate inheritance taxes will unlock billions more of the value life insurance for Settlement as wealthy individuals reassess their estate planning needs. In early 1999, prior to this legislation being debated, Wall Street sources performed various market potential studies as the industry emerged into the mainstream. These market estimates were based on data available through 1999.

B.	How Viaticals Work

Viatical settlements are straightforward. A policyholder who can demonstrate that he or she has been diagnosed with a terminal illness sells the policy to a settlement company for a fraction of its face value, depending on estimated life expectancy. With the policy in hand, the purchasing company solicits investors who receive the death benefit when the viator dies. Out of its portion of the investment, the viatical company pays premiums

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on the policy to keep it in force until the viator dies. In some cases, the company may require that investors pay the premiums.

Any type of life insurance may be used in a viatical settlement—whole life, universal, term, or group life provided by an employer. However, the policy must allow the viator to assign, or transfer, to an unrelated beneficiary.

Under the newer viatical arrangements called life settlements, an elderly person with a large life insurance policy is able to convert the policy to cash. By way of example, Steven Arenson, a vice president with Viaticus, a division of Chicago insurance giant CNA, reported that his company’s typical viator is 72 years old, has a high net worth, owns a $1.4 million policy, and has a life expectancy of about ten years. Currently, Viaticus’ holds over $1 billion worth of viatical policies in its investment portfolio. Viaticus does not sell to individual investors; it holds the policies until maturity, calculating that at least some of its clients will die sooner rather than later. Other firms, however, are gearing up to buy policies from healthy seniors and sell shares to small investors.

C.	Industry Size

The Settlement market may be segmented into three basic categories where the characteristics of each group are distinct enough to justify unique underwriting, marketing and pricing policies. These categories are AIDS (ages 25-44), terminal illness (ages 45-64) and the senior life settlement market (ages 65 and over). Combined these populations have $535 billion of face amount of life insurance in force. This total market potential was then adjusted for propensity to “Settle” based on industry trends over the last ten years. Based on these assumptions the total market potential as of 1998 is estimated to be $134 billion of the face amounts of life insurance or a little over $8 billion of Settlement insurance premiums. Two major dynamics are coming into play that will increase this number significantly over the next 10+ years. The elimination or significant reduction of inheritance taxes and the tremendous increase of the senior settlement market. The latest census data suggests that approximately 70 million Americans will be reaching 65 years of age during this period, the most affluent segment of our population.

D.	Current Industry Trends

With the newer applications of viatical settlements among older individuals with impaired life expectancies, these individuals can take advantage of the viatical transaction and create immediate access to substantial funds. These transactions enable insured individuals to sell their life insurance policies to a third party for amounts that often exceed the Cash Surrender Value. Previously, the only option available would have been to surrender the policy to the insurance company, receive any cash surrender value and potentially be subject to income tax on the proceeds.

The disposition of existing life insurance policies through a viatical transaction offers a creative approach to problem solving without adding risk. A market exists for life

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insurance policies and surprising sums are often paid for them-even after the tax consequences are considered.

III.            PRODUCT & SERVICES DESCRIPTION

A.    Product Description

The Company is strategically positioned to be profitable and to provide high value to its shareholders. The Company plans to achieve these objectives by purchasing, pooling, and reselling the viatical product. The viatical product will be in either of the following forms:

Senior Settlement – over ninety percent of all seniors simply let their policies lapse by no longer paying premiums, thereby losing the benefits of the premiums paid in over the years. This age group typically has the greatest number of paid up (but no longer affordable) policies of any other group of individuals. The cash received from the sale of these life insurance policies provide liquidity from an unutilized asset for the purpose of estate planning, payment of medical bills, or life improvement.

Life Settlements – the Life Settlement market consists of life insurance policies purchased at a discount from individuals with medically certified terminal conditions. The Company believes that by providing funds for these policies, these individuals will be able to improve their quality of life, purchase medical supplies, and support themselves with a level of dignity they might not otherwise have been able to afford.

B.    Product Purchase Criteria

The Company looks at several factors when considering the purchase of a policy or group of policies:

Face Amount – The Company purchases policies that typically have a minimum face value of $400,000.

Type – The Company will purchase any type of policy from any carrier, including individual term, whole and universal life, as well as policies held in irrevocable life insurance trusts.

Other Considerations – The Company will review the criteria used by its policy providers. The providers take into consideration the insured’s age, health factors, length of policy ownership, premium payments and cash value of the policy.

C.    Product Source

The Company has entered into a strategic alliance with Resource Funding Group, Inc., a Life and Senior Settlement Company, which will be the exclusive provider of life settlement policies for the Company. A more complete discussion of the purchase

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arrangement with the two companies is provided in the Marketing and Distribution section of the plan.

IV.            MANAGEMENT AND ORGANIZATION

A.     Key Management Personnel

The Company’s Senior Management Team and Board of Directors is comprised of experts in the insurance and finance industry who possess decades of experience working with both small entrepreneurial companies as well as Fortune 500 companies. Upon the completion of the sale of the Minimum Number of Shares as specified in the Company’s current Private Placement Memorandum, John Patrick (Pat) Bryan, William L. Byers, Robert E. Windom, M.D., Stephen R. Jonsson and Richard W. Champlin have agreed to join the Company’s Board of Directors, and Pat Bryan has agreed to accept the position of the Company’s Chief Executive Officer.

Corporate Officers

John Patrick Bryan              Chief Executive Officer
William L. Byers                 Chief Financial Officer

B.     Board of Directors

John Patrick Bryan
William L. Byers
Robert E. Windom, M.D.
Stephen R. Jonsson
Richard W. Champlin

C.     Personnel Profiles

John Patrick Bryan
Chief Executive Officer, Director

Mr. Bryan (Pat) has 30 years of business experience with over 20 years of financial services experience, including several senior management/officer positions. Mr. Bryan was the founder of Global Reinsurance Corporation in 1991 and grew it to a $50 million company in 3 1/2% years. Mr. Bryan sold Global to a public company in 1997 and has recently completed a management contract associated with the extensive experience in business development, acquisition, finance, computer systems and general management at the Chief Operating Officer and Chief Executive Officer levels. Mr. Bryan holds a Bachelor of Science degree in Business Administration from Cameron

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University in Oklahoma and a Masters of Business Administration from Chapman University in California.

William L. Byers
Chief Financial Officer, Director

Mr. Byers has worked for Tropicana Products, Inc. for the past 11 years. He has held various positions within the company ranging from Senior Business Analyst and Director of Finance for Tropicana International, where he directed the establishment of legal entities and accounting systems in the UK, France, Canada and Japan. He performed the financial analysis for business proposals, and acted as the Finance Leader in the negotiations with business partners and brokers in Japan, Canada, France and Taiwan. He also held the position of Director of Global Accounting for Tropicana. His accomplishments in this position included successfully directing the transition of the North American business of Dole to Tropicana systems in 90 days. He significantly improved the overall quality of the cost accounting function through a combination of staff upgrades and partnering with all levels of manufacturing management. From 1995-1997, he held the position of Vice President of Finance/Controller - International Division (Brussels, Belgium). In this position he successfully managed the combination of two finance functions into one after the acquisition of the Dole Juice Business in May of 1995. He also staffed the Finance function of Regional Offices in Singapore and Sao Paolo, Brazil and Brussels, Belgium. Other positions held at Tropicana include, Vice President Financial and Cost Accounting - North American Division, Vice President Finance - North American Grocery Division, Vice President Finance - North American Commercial Operations and Vice President -Financial Business Systems.

Mr. Byers has also worked for The Pillsbury Company in Minneapolis, Minnesota as Director of Finance - Asia Pacific Region (Hong Kong) and from 1979 to 1988 worked in various positions for Beatrice Companies, Inc. - International Food Division.

Mr. Byers is a finance executive with progressive experience in a broad range of national and international positions focused in the food and beverage industries. He is a conscientious, reliable manager with demonstrated capabilities in business development, strategic and financial planning, project management and development of internal controls. He is capable of driving initiatives across a variety of areas, including planning and reporting processes, financial and business planning systems, business development and internal controls.

Mr. Byers received his B.S. in Accounting from Northern Illinois University and his M.S. in Accounting from Roosevelt University in Chicago, Illinois.

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Robert E. Windom, M.D.
Director

Robert E. Windom, M.D. is a medical doctor who resides in Sarasota, Florida. Dr. Windom has had a long and distinguished career in medicine, beginning with his graduation from Duke University where he received a Medical Doctor degree in 1956.  Dr. Windom performed his internal medicine residency at Parkland Hospital in Dallas, Texas in 1960. During the period 1960 to 1986, Dr. Windom engaged in the private practice of internal medicine and cardiology in Sarasota, Florida. In 1986, Dr. Windom was appointed by President Reagan as Assistant Secretary for Health, Department of Health and Human Services, an agency of the federal government. Dr. Windom performed his service as Assistant Secretary for Health during the period 1986 to 1989. During the period of time that Dr. Windom served as Assistant Secretary for Health, he established a National AIDS Program Office in the Public Health Service. He also was instrumental in establishing the Federal Coordinating Committee on the HIV Epidemic and convened a U.S. Health Summit on HIV Infection. Dr. Windom implemented the multi-media National Information Campaign, “America Responds to AIDS.” Also, while Assistant Secretary, Dr. Windom enhanced the Indian Health Service to an agency within the Department of Health and Human Services and elevated the Department Division of Maternal and Child Health to Bureau status. While Assistant Secretary, Dr. Windom also participated in numerous international conferences relating to HIV and AIDS, including conferences held in Paris, Beijing, Geneva, London, Stockholm, Tokyo, Moscow, Manila, Bangkok, New Delhi and Kiev. Since 1989, Dr. Windom has served as a health care consultant with respect to domestic and international health issues and subject matters. Currently, Dr. Windom serves as a Clinical Professor, Voluntary Faculty, with the Department of Internal Medicine at the University of South Florida located in Tampa, Florida. Dr. Windom also serves as a Courtesy Professor with respect to the College of Public Health at that institution. Dr. Windom has held numerous civic positions in the greater Sarasota, Florida community and in the Florida community. In the past, Dr. Windom has served as a member of the Board of Directors of FAS Wealth Management Services, Inc., a securities broker-dealer based in Sarasota, Florida. Past activities have also included acting as Clinical Professor of Internal Medicine at the University of South Florida School of Medicine and a similar position with the University of Miami School of Medicine. Dr. Windom has also served as Chief of Staff of both Sarasota Memorial Hospital and Doctors Hospital, which are large hospital facilities located in Sarasota, Florida. Dr. Windom has also served as the President of the Florida Medical Association and the Sarasota County Medical Society, the Florida Heart Association, the West Coast Academy of Medicine and served as President and a Founder of the French-American AIDS Foundation. In the non-medical sector, Dr. Windom is a Past-President of the Sarasota County Chamber of Commerce; and has served as a member of the Advisory Board of SunBank Gulf Coast, Sarasota, Florida; as a member of the Board of Directors of BESTech, Inc. of Sarasota, Florida; as a member of the Board of Directors of Power Brands, Inc. of Cleveland, Ohio; as a Director of Coast Bank, Sarasota, Florida (now part of SunTrust Bank); and as a Director of First Presidential Savings and Loan, Sarasota, Florida. Dr. Windom has received numerous awards and honors, including that of Distinguished Alumnus of the Duke University Medical Center, Distinguished Internist of the Year designated by the

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American Society of Internal Medicine; the Helen Hayes Award relating to the “Fight Against AIDS” and an award for distinguished leadership of the U.S. Public Health Service. Dr. Windom is a member of numerous medical societies and has published a number of papers, primarily on medical subject matters. Dr. Windom is a frequent speaker on health subjects.

Stephen R. Jonsson
Director

Mr. Jonsson is the President and Chief Executive Officer of Flagship National Bank in Bradenton, Florida. He is the organizer, a director, President and CEO of this de novo subchapter S bank. He was the original organizer, director, President and CEO of Liberty National Bank in Bradenton, Florida from 1987 to 1998. During that time the bank grew to $210 Million in assets and was listed on NASDAQ. The bank was sold to Regions Financial in 1998 for approximately three times book value.

From 1979-1986, Mr. Jonsson was employed by First City Federal (Crossland Savings) in Bradenton, Florida. He started as a residential loan officer with this small savings and loan and rose through the corporate channels to Senior Vice President and Chief Operation Officer of the bank’s subsidiaries. He was instrumental in the bank’s growth from $200 Million in assets to over $1.4 Billion in assets. The bank was subsequently sold to the largest savings bank in New York City.

Mr. Jonsson has also worked as an Investment Advisor for Merrill Lynch, where he received training necessary to be a registered representative with what was then the world’s largest securities firm. He developed expertise in financial analysis of public companies.

He has attended Lehigh University, where he received his B.S. in Business Administration and Economics and the University of Florida where he attended the Graduate School of Business.

Richard W. Champlin
Director

Mr. Champlin is currently the accounting manager for The Life Settlement Network (‘LSN”), responsible for the maintenance of the accounting records for 65 LSN LLCs as well as several operating entities. Prior to his affiliation with LSN, Mr. Champlin was the accounting manager for Cavanaugh and Company, C.P.A. managing a staff responsible for more than 200 clients. During his eight years there, Mr. Champlin worked closely with The Life Settlement Network companies and their organizers to produce financial statements and tax returns for those companies.

Mr. Champlin has more than 20 years’ experience working in C.P.A. firms in California, Oregon and Florida. He has a Bachelor’s of Electrical Engineering degree from General Motors Institute (now Kettering University) and subsequently received his accounting training in a Masters Program at California State University -Los Angeles, California.

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During a four-year tour of duty with the U.S. Air Force, Mr. Champlin served as project engineer on a task force organized to minimize contract overruns on several $100 Million contracts with the aerospace industry. This task force was credited for saving the taxpayers millions of dollars in avoidable contract change costs.

D.    Projected Personnel Requirements

Projected Personnel Requirements

	Head Count At End Of
Category	2002	2003	2004	2005
Senior Management (CEO/COO)	1	1	1	1
CFO	1	1	1	1
Administration	4	4	4	4

Total	6	6	6	6

E.    Facilities

The Company’s principal corporate office is located at 1605 Main St. Suite 1109, Sarasota, FL 34236.

V.    MARKETING AND DISTRIBUTION PLAN

A.    Target Market

The Company intends to focus its marketing efforts on the sale of the viatical product to institutions, not individuals. The marketing effort to support the sales of pooled policies will concentrate on developing relationships with institutional investors seeking to add this product to their portfolio of investment products, similar to the way mortgages are packaged and resold.

B.    Policy Acquisitions

The Life Settlement Network currently has an inventory of policies with an asset value of $38 million and a face value of $85 million. The company is comprised of sixty-two Limited Liability Companies (LLCs) that are supported by over 2,000 investors or “members” of the individual LLCs. Each LLC holds an ownership interest in twenty to thirty policies. The individual investors receive returns when the death benefit is collected. The Life Settlement Network only purchases individual policies with a life expectancy of fewer than eight years and a projected minimum return of 15% per annum.

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Upon the successful completion of the current capital raise, the Company plans to acquire a majority (80%+) of the $40 million dollar asset base within The Life Settlement Network through an asset purchase agreement in exchange for the Company’s preferred stock.

In addition to the acquisition of policies from The Life Settlement Network, the Company has executed an agreement under which Resource Funding Group, Inc. (RFG) will become the exclusive supplier of life settlement policies to the Company. RFG will act in the capacity of a Life Settlement Company for the Life Investment Funding Enterprises. Inc. RFG has developed a relationship with numerous insurance agents nationally and has amassed a significant resource of policy acquisition channels. RFG uses a stringent review policy, rejecting over 90% of all policies that they review.

The Company will leverage its relationship with The Life Settlement Network and RFG to deliver an expanded policy base, market penetration and industry leadership recognition. This is the basis of the Company’s immediate growth strategy. Future opportunities will include similar strategic alliances and acquisitions that are feasible and prudent.

C.    Key Customers

The Company will focus its marketing effort on attracting Institutional Investors that will repurchase policies or bonds backed by reinsured policies. The Company’s management and Board of Directors will ensure that the Company will attract a diversified group of institutions, such as large banks, pension funds, insurance companies and select mutual funds, to purchase the pooled policy investment products.

The trend toward the resale of the viaticals is in its infancy. Larger buyers are offering to sell portions of the purchased portfolios to investment groups. This practice of reselling is a reasonable option for both the original buyer and the party to whom a portion is resold. In order to buy a large portfolio, the buyer must have the financial strength to make the outlay. Through a resale program, original buyers are able to divest themselves of portions of the portfolio, while providing institutional buyers with the opportunity to participate in the market.

Within this developing market, buyers have developed different strategies for reselling. Some buyers resell the majority, if not all, of the purchased portfolios, while others resell a minimal portion. Some resell specific regions or types of accounts that do not fit their internal profile. Some resellers sell only in minimum quantities, while others resell in whatever size is desired by the buyer. The Company plans to execute a frequent and methodical sale of its portfolio solely to institutional buyers.

D.    Reinsurance

In the early years of the viatical industry, settlement companies did not originally see the need for reinsurance. Reinsurers themselves did not see a significant market opportunity in the viatical business. As settlement companies shifted to purchasing

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policies from people with AIDS to a variety of terminal illnesses, settlement providers and their lenders began to look for reinsurance as a means to support growth in this new industry.

Although the traditional viatical market for the terminally ill still exists, the trend has been to buy large policies from older individuals with longer life expectancies. Most settlement providers will buy virtually any type of life insurance policy, including group, term, whole, variable life, universal life, and survivorship coverage from any insurance carrier. Becoming the owner and beneficiary of the policy, the settlement provider is then responsible for making all future premium payments until the insured’s death, at which time the death benefit is paid directly to the settlement provider by the insurance company.

Settlement providers that purchase settlements typically hold them in their own portfolio, but may look to institutional investors to finance their growth. Although the expected return on these investments backed by a portfolio of polices can be attractive (based on the life expectancy of the insured) there is a desire by some investors to limit their downside risks by structuring a minimum return (e.g. 5%). Similarly, settlement providers may borrow money collateralized by a block of purchased policies. Suitable reinsurance may provide assurance that the block performs sufficiently to repay debt and interest. Thus, reinsurance would provide the settlement provider with financial protection if the company does not receive aggregate death benefit proceeds from a portfolio in accordance with projections.

The Company believes that an effective use of reinsurance would be to cover a block of policies, a “stop loss” cover. If the block as a whole under-performed (i.e. insureds living longer than expected on average), the reinsurer would make a payment, as agreed to and defined in the reinsurance treaty. Reinsurance pricing will vary based on the exact timing of when such reinsurance would trigger, and in what amount.

Historically reinsurers have helped direct writing companies finance new business by coinsuring a portion of the business, thus assuming a share of the resulting surplus drain. Conceivably, reinsurers will participate with settlement providers in a similar manner by “coinsuring” a portion of the purchased policies to help share in financing needs. The Company plans to establish a relationship with a reputable domestic or international carrier to provide a comprehensive reinsurance package.

VI.    COMPETITION

As of the date of this Memorandum, LIFE believes that the life and senior settlement Industry is highly fragmented. Recently, however, several industry leaders have been identified, including Legacy, Mutual Benefits, Living Benefits Financial Services, Life Partners, Life Equity and Coventry. A number of smaller entrants into the life settlement industry have also been identified by the Company. The Company believes, however, that no one entity or group of entities has attained a dominant position in the life or senior settlement industry. The entry requirements for the life or senior settlement industry are believed by LIFE to be significant from the standpoint of identifying

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appropriate sources of life insurance policies which can be made the subject of economically viable life or senior settlement transactions and the capital that is required to engage in life or senior settlement transactions.

As indicated elsewhere in this Memorandum, the life or senior settlement business is somewhat of an imprecise science and may be directly affected by the adequacy of the underwriting and due diligence processes that are utilized by life or senior settlement entities in determining what available settlement transactions are appropriate.

The management of LIFE believes that it will have a competitive advantage as a result of the sourcing resources of The Life Settlement Network and the experience of the 62 limited liability companies, as such relates to their life insurance policy portfolios which will be acquired by LIFE in the asset acquisition transactions.

VII.     RISK FACTORS

Financial investment in LIFE Investment Funding Enterprises, Inc. is highly speculative. Investors should consider the following risks and the Company’s response to the particular risk before deciding to invest.

Changing government regulation and legal uncertainties may impair future growth and harm business

Most if not all segments of the industry are heavily regulated by individual states within the United States. The insurance industry is subject to comprehensive and detailed review and supervision on a state-by-state basis. To date, the viatical industry has received minimal oversight, which has led to numerous instances of fraud and abuse. The insurance industry is making efforts to regulate the viatical industry in the same manner it regulates the prime insurance industry. Accordingly, some of the services offered by LIFE Investment Funding Enterprises, Inc. may be affected by these regulations. All of the services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. These consumer protection laws may result in substantial compliance costs and could interfere with the conduct of the business. These types of laws would likely impose additional burdens on companies conducting business in the viatical industry.

There is uncertainty regarding how new or existing tax laws may affect the business and industry

Changes in tax laws, determinations, or interpretations that result in significant additional taxes could have an adverse effect on cash flows and the results of operations. There is currently great uncertainty as to whether or how existing laws governing sales and other taxes apply to the viatical industry. These issues may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the business, or the

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application of existing laws and regulations could result in significant additional taxes on the business. These additional taxes could negatively affect cash flows and the results of operations.

Product Claims and Advertising

The FTC and certain states regulate advertising, product claims, and other consumer matters, including advertising of the Company’s products. There is no assurance that the FTC will not question the Company’s past or future advertising or other operations. Moreover, there can be no assurance that a state will not interpret product claims presumptively valid under federal law in a different manner under that state’s regulations.

The ability to attract and retain key employees is important to our success and our future growth

The Company depends substantially on the continued services and performance of its senior management, particularly J. Patrick Bryan, the Chief Executive Officer; William L. Byers, the Chief Financial Officer; and other key personnel. The loss of the services of these executive officers or other key employees could harm the management of the business and its operating results. The future success also depends on the ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. LIFE Investment Funding Enterprises, Inc. may not be able to attract, assimilate or retain sufficiently qualified personnel. This failure could adversely affect the business and impair growth strategy.

The Company may require additional capital for our operation that could have a negative effect on investment

Based on the current operating plan, LIFE Investment Funding Enterprises, Inc. anticipates that the net proceeds of this offering, together with available funds, will be sufficient to satisfy anticipated needs for working capital, capital expenditures and business expansion for the foreseeable future. The Company may, however, need to raise additional funds if needs or circumstances change. For example, a need to raise additional money in order to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures that may arise. If the Company raises additional funds by issuing equity or convertible debt securities, the percentage ownership of the stockholders will be diluted. Any new securities could also have rights, preferences and privileges senior to those of the common stock.

Alternatively, the Company may need to obtain other forms of financing. The Company currently does not have any commitments for additional financing. LIFE Investment Funding Enterprises, Inc. is not guaranteed that additional financing will be available in the future to the extent required or that, if available, the financing will be on acceptable terms. If adequate funds are not available on acceptable terms when needed, the business may be adversely affected.

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The Company may have difficulty effectively managing our growth

The business model anticipates rapid growth in the first two years of operation. The Company cannot assure investors that it will be able to effectively manage the growth of operations and any failure to do so may have an adverse effect on our future growth and on our business generally. LIFE Investment Funding Enterprises, Inc. expects to hire additional key personnel and support staff in the future. However, the Company cannot assure that it will be able to identify or to be able to hire the right people to manage growth effectively.

Stock is not publicly traded and in general, shares cannot be transferred or sold

There is currently no public market for the stock being offered. The shares have not been registered under the Securities Act of 1933 or the laws of any state or other jurisdiction. The shares obtained cannot be sold or otherwise transferred unless they are registered under applicable laws or an exemption from registration is available.

VIII.    PROJECTED FINANCIAL RESULTS

A.    Revenue Projection Assumptions

Company revenues will be derived from income obtained from the sale of policies and/or the issuance of bonds to investment groups (similar to how mortgages are held and sold). The assumptions supporting this area are as follows:

Portfolio Sale Gain – The plan assumes that there will be an ongoing purchase and sale of policies resulting in a gain on the sale. In any given month, 25-50% of the policy inventory may be resold or packaged into a corporate bond at an average 11% gain.

B.    Revenue Summary Table

The revenue and cash flow estimates by year are provided in Table 1. The four-year forecast, including monthly projections for Years 1 and 2, and quarterly forecasts for Years 3 and 4, are provided in Table 2.

The following matrix summarizes the results of the financial projections.

Summary Revenue and Profit Projection
$ In Thousands

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Item	Year 1	Year 2	Year 3	Year 4
Interest Income	$40.9	$13.3	$10.0	$10.0
Gain on sale policies	$11,353.6	$28,037.6	$36,697.3	$48,768.7

Total Revenue	$11,394.5	$28,050.9	$36,707.3	$48,778.7
Operating Expenses	$1,026.5	$1,692.7	$2,663.3	$3,317.5
Taxes	$4,391.4	$11,164.0	$14,419.3	$19,255.1

Net Income	$5,976.6	$15,194.2	$19,624.7	$26,206.1

C.    Expense Description

A number of operating expenses are necessary to support the execution and operation of this business plan. The following describes these anticipated expenses and their respective pricing rationale.

Salaries – The corporate offices will be staffed by a highly trained, competent group of managers and administrative staff. Salaries and performance bonuses for the staff functions are included in this category. The forecast was based upon necessary labor skills and priced based upon current wage statistics.

Company Matching Payroll Taxes – Priced at 7.65% of salaries.

Benefits / Insurance – Employee benefits are estimated at 13% of salaries.

Rent / Insurance / Utilities – Facility rent is budgeted as corporate offices. Utilities and insurances are included as part of this estimate.

Telephone – Regular telephone service will escalate modestly accordingly to projected increases in client base. 1-800 service for the customer service response line is included.

Computing Equipment – Includes computing equipment for the employees plus required servers. Estimate assumes that all equipment is leased or purchased.

Office Supplies – Corporate policy is to invest in office equipment and supplies based on an as-needed basis to be upgraded annually.

Marketing/ Advertising / Public Relations – Estimate of costs associated with the marketing plan, collateral material, and sales support.

Postage and Delivery – Costs associated with in-house postage and delivery.

Travel / Ent / Mileage – Estimate for Sales and Administrative travel.

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Legal/Accounting – Estimate for basic legal and accounting.

Taxes – Distributions of 39% of cash expenses are forecasted to cover tax obligations.

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FINANCIAL PROJECTIONS SUMMARY - Table 1

	YEAR 1	YEAR 2	YEAR 3	YEAR 4
INCOME STATEMENT
Revenues
Interest Income	40,917	13,318	10,037	10,037
Gain on sale of policies	11,353,602	28,037,627	36,697,258	48,768,691

Total Revenue	11,394,519	28,050,945	36,707,294	48,778,727
Operating Expense
Mgt Salaries	—	—	—	—
Admin / Support Salaries	480,000	897,560	1,536,263	1,912,722
Payroll Taxes	36,720	68,663	117,524	146,323
Benefits	62,400	116,683	199,714	248,654
Rent / Insurance / Utilities	80,000	80,000	80,000	80,000
Telephone	12,000	12,000	12,000	12,000
Computing Equip	39,996	2,400	2,400	2,400
Office Supplies / Prod Samples	2,004	2,004	2,000	2,000
Marketing / Advertising / PR	200,004	399,996	600,000	800,000
Postage and Delivery	2,400	2,400	2,400	2,400
Travel / Ent / Mileage	75,000	75,000	75,000	75,000
Legal / Accounting	36,000	36,000	36,000	36,000

Total Operating Expenses	1,026,524	1,692,706	2,663,302	3,317,499
EBITA	10,367,995	26,358,239	34,043,993	45,461,229

Tax Expense (cash basis FL & Fed)	(4,391,364)	(11,164,032)	(14,419,333)	(19,255,103)
Net Income After Tax Deduction	5,976,631	15,194,207	19,624,660	26,206,125

Policy Purchases	6,119,063	15,194,207	19,624,660	26,206,125
STATEMENT OF CASH FLOWS
Provided / (Used) by Operations	.10,367,995	26,358,239	34,043,993	45,461,229
Provided / (Used) by Investment	31,600,000	—	—	—
Tax Distributions	(4,391,364)	(11,614,241)	(14,419,333)	(19,255,103)
Policy Purchase (Investment)	(30,000,000)	—	—	—
Policy Purchase (Income)	(6,888,956)	(15,614,241)	(19,624,660)	(19,255,103)
Policy Sale	121,091,033	262,522,209	357,154,966	471,325,540
Policy Purchase	(121,091,033)	(262,522,209)	(357,154,966)	(471,325,540)
TOTAL CASH AVAILABLE	687,675	(420,034)	—	—
Plus Beginning Cash Balance	—	687,675	267,641	267,641
Ending Cash Balance	687,675	267,641	267,641	267,641
Return on EBITA	32.8%	83.4%	107.7%	143.9%
Return on Net Income	18.9%	48.1%	62.1%	82.9%
TOTAL VALUE OF POLICIES	36,888,956	52,503,197	72,127,857	92,251,475

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FINANCIAL PROJECTIONS Year 1 – Table 2

	YEAR 1 — PROJECTED FINANCIAL RESULTS
	QTR1	QTR2	QTR3	QTR4	Total/Year End
INCOME STATEMENT

Revenues
Interest Income	9,546	12,863	10,457	8,051	40,917
Gain on sale of policies	—	2,489,147	3,653,108	5,211,348	11,353,602
Total Revenue	9,546	2,502,010	3,653,564	5,219,399	11,394,519
Operating Expense	—	—	—	—	—
Admin/Support Salaries	120,000	120,000	120,000	120,000	480,000
Payroll Taxes	9,180	9,180	9,180	9,180	36,720
Benefits	15,600	15,600	15,600	15,600	62,400
Rent/Insurance/Utilities	20,000	20,000	20,000	20,000	80,000
Telephone	3,000	3,000	3,000	3,000	12,000
Computing Equip/IT	9,999	9,999	9,999	9,999	38,996
Office Supplies	501	501	501	501	2,004
Marketing/Advertising/PR	50,001	50,001	50,001	50,001	200,004
Postage and Delivery	600	600	600	600	2,400
Travel/Ent/Mileage	18,750	18,750	18,750	18,750	75,000
Legal/Accounting	9,000	9,000	9,000	9,000	36,000

	—	—	—	—

Total Operating Expenses	256,631	256,631	256,631	256,631	1,026,524
	—	—	—	—
EBITA	(247,085)	2,245,379	3,406,933	4,962,768	10,367,995

	—	—	—	—
Tax Expense	(104,653)	951,030	1,443,007	2,101,960	4,391,364
Net Investment Income	(142,432)	1,294,348	1,963,927	2,860,787	5,976,631

	—	—	—	—	—
Policy Purchases	—	1,294,348	1,963,927	2,860,787	6,119,063
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
STATEMENT OF CASH FLOWS	—	—	—	—
	—	—	—	—
Provided/(Used) by Operations	(247,085)	2,245,379	3,406,933	4,962,768	10,367,995
Provided/(Used) by Taxes	104,653	(951,030)	(1,443,007)	(2,101,980)	(4,391,364)
Provided/(Used) by Investment	31,600,000	—	—	—	31,600,000
Policy Purchase (from Investment)	(30,000,000)	—	—	—	(30,000,000)
Policy Purchase (from Income)	—	(1,550,979)	(2,220,558)	(3,117,418)	(6,888,956)
Policy Sale (@Margin)	7,500,000	22,885,783	38,620,792	52,084,457	121,091,033
Policy Purchase	(7,500,000)	(22,885,7830	(38,620,792)	(52,084,457)	(121,091,033)
Plus Beginning Cash Balance	1,504,170	1,286,481	1,029,850	773,219	773,219
	—	—	—	—
Ending Cash Balance	1,457,568	1,200,937	944,306	687,675	687,675

	—	—	—	—
	—	—	—	—
Balance Sheet	—	—	—	—
Assets	—	—	—	—
Cash and Cash Equivalents	1,457,568	1,200,937	944,306	687,675	687,675
Policy base pooled for sale	30,000,000	31,550,979	33,771,537	36,888,956	36,888,956
	—	—	—	—
Total Assets	31,457,568	32,751,917	34,715,843	37,576,631	37,576,631

LIFE Investment Funding Enterprises, Inc. Proprietary and Confidential
DO NOT COPY WITHOUT WRITTEN PERMISSION FROM LIFE INVESTMENT FUNDING ENTERPRISES, INC.

LIFE Investment Funding Enterprises, Inc. Business Plan

FINANCIAL PROJECTIONS Year 2 –Table 2

	YEAR 2-PROJECTED FINANCIAL RESULTS
	QTR 1	QTR 2	QTR 3	QTR 4	Total/Year End
INCOME STATEMENT
Revenues
Interest Income	5,462	2,837	2,509	2,509	13,318
Gain on sale of policies	6,089,056	6,690,477	7,304,157	7,953,937	28,037,627
Total Revenue	6,094,518	6,693,315	7,306,666	7,956,446	28,050,945

Operating Expenses	—	—	—	—
Admin/Support Salaries	134,750	224,390	269,210	269,210	897,560
Payroll Taxes	10,308	17,166	20,595	20,595	68,663
Benefits	17,517	29,171	34,997	34,997	116,683
Rent/Insurance/Utilities	20,000	20,000	20,000	20,000	80,000
Telephone	3,000	3,000	3,000	3,000	12,000
Computing Equip	600	600	600	600	2,400
Office Supplies/Prod Samples	501	501	501	501	2,004
Marketing/Advertising/PR	99,999	99,999	99,999	99,999	399,996
Postage and Delivery	600	600	600	600	2,400
Travel/Ent/Mileage	18,750	18,750	18,750	18,750	75,000
Legal/Accounting	9000	9,000	9,000	9,000	36,000

	—	—	—	—

Total Operating Expenses	315,026	423,176	477,252	477,252	1,692,706
	—	—	—	—
EBITA	5,779,492	6,270,138	6,829,414	7,479,194	26,358,239

	—	—	—	—
Tax Expenses	2,447,904	2,655,717	2,892,598	3,167,813	11,164,032
Net Investment Income	3,331,588	3,614,421	3,936,816	4,311,382	15,194,207

	—	—	—	—
Policy Purchases	3,331,588	3,614,421	3,956,816	4,311,382	15,194,207
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
STATEMENT OF CASH FLOWS	—	—	—	—
	—	—	—	—
Provided/(Used) by Operations	5,779,492	6,270,138	6,829,414	7,479,194	28,358,239
Provided/(Used) by Taxes	(2,447,904)	(2,655,717)	(3,936,816)	(4,311,382)	(15614,241)
Provided/(Used) by Investment	—	—	—	—	—
Policy Purchase (from Investment)	—	—	—	—	—
Policy Purchase (Income)	(3,646,614)	(3,719,430)	(3,936,816)	(4,311,382)	(15,614,241)
Policy Sale	57,120,227	62,690,943	68,311,156	74,399,883	262,522,209
Policy Purchase	(57,120,227)	(62,690,943)	(68,311,156)	(74,399,883)	(262,522,209)
Plus Beginning Cash Balance	477,658	267,641	267,641	267,641	267,641
	—	—	—	—	—
Ending Cash Balance	372,649	267,641	267,641	267,641	267,641

	—	—	—	—	—
	—	—	—	—	—
Balance Sheet	—	—	—	—	—
	—	—	—	—	—
Assets	—	—	—	—	—
Cash and Cash Equivalents	372,649	267,641	267,641	267,641	267,641
Policies held for sale	40,535,570	44,254,999	48,191,815	52,503,197	52,503,197
	—	—	—	—	—
Total Assets	40,908,219	44,522,640	48,459,456	52,770,838	52,770,838

LIFE Investment Funding Enterprises, Inc. Proprietary and Confidential DO NOT COPY WITHOUT WRITTEN PERMISSION FROM LIFE INVESTMENT FUNDING ENTERPRISES, INC

LIFE Investment Funding Enterprises, Inc. Business Plan

FINANCIAL PROJECTIONS Year 3 – Table 2

	YEAR 3 - PROJECTED FINANCIAL RESULTS
	QTR 1	QTR 2	QTR 3	QTR 4	Total/Year End
INCOME STATEMENT
Revenues
Interest Income	2,509.13	2,509.13	2,509.13	2,509.13	10,037
Gain on sale of policies	8,418,683	8,663,028	9,427,331	10,188,217	36,697,258
Total Revenue	8,421,192	8,665,537	9,429,840	10,190,726	36,707,294

Operating Expense
Admin/Support Salaries	151,770	384,066	500,214	500,214	1,536,263
Payroll Taxes	11,610	29,381	38,266	38,266	117,524
Benefits	19,730	49,929	65,028	65,028	199,714
Rent/Insurance/Utilities	20,000	20,000	20,000	20,000	80,000
Telephone	3,000	3,000	3,000	3,000	12,000
Computing Equip	600	600	600	600	2,400
Office Supplies/Prod Samples	500	500	500	500	2,000
Marketing/Advertising/PR	150,000	150,000	150,000	150,000	600,000
Postage and Delivery	600	600	600	600	2,400
Travel/Ent/Mileage	18,750	18,750	18,750	18,750	75,000
Legal/Accounting	9,000	9,000	9,000	9,000	36,000

Total Operating Expenses	385,560	665,825	805,958	805,958	2,663,302
EBITA	8,035,631	7,999,711	8,623,882	9,384,768	34,043,993

Tax Expense	3,403,492	3,388,278	3,652,645	3,974,919	14,419,333
Net Investment Income	4,632,140	4,611,434	4,971,237	5,409,850	19,624,660

Policy Purchases	4,632,140	4,611,434	4,971,237	5,409,850	19,624,660

STATEMENT OF CASH FLOWS
Provided/(Used) by Operations	8,035,631	7,999,711	8,623,882	9,384,768	34,043,993
Provided/(Used) by Taxes	(3,403,492)	(3,388,278)	(3,652,645)	(3,974,919)	(14,419,333)
Provided/(Used) by Investment
Policy Purchase (from Investment)
Policy Purchase (Income)	(4,632,140)	(4,611,434)	(4,971,237)	(5,409,850)	(19,624,660)
Policy Sale	78,754,795	85,703,005	92,620,155	100,077,010	357,154,966
Policy Purchase	(78,754,795)	(85,703,005)	(92,620,155)	(100,077,010)	(357,154,966)
Plus Beginning Cash Balance	267,641	267,641	267,641	267,641	267,641
Ending Cash Balance	267,641	267,641	267,641	267,641	267,641

Balance Sheet

Assets
Cash and Cash Equivalents	267,641	267,641	267,641	267,641	267,641
Policies held for sale	57,135,337	61,746,770	66,718,007	72,127,857	72,127,857

Total Assets	57,402,977	62,014,411	66,985,648	72,395,497	72,395,497

LIFE Investment Funding Enterprises, Inc. Proprietary and Confidential
DO NOT COPY WITHOUT WRITTEN PERMISSION FROM LIFE INVESTMENT FUNDING ENTERPRISES, INC.

LIFE Investment Funding Enterprises, Inc. Business Plan

FINANCIAL PROJECTIONS Year 4 – Table 2

	YEAR 4 - PROJECTED FINANCIAL RESULTS
	QTR 1	QTR 2	QTR 3	QTR 4	Total/Year End
INCOME STATEMENT
Revenues
Interest Income	2,509	2,509	2,509	2,509	10,037
Gain on sale of policies	11,008,471	11,901,096	12,904,710	12,954,413	48,768,691
Total Revenue	11,010,980	11,903,605	12,907,219	12,956,923	48,778,727

Operating Expense
Admin/Support Salaries	171,460	478,180	631,540	631,540	1,912,722
Payroll Taxes	13,117	36,581	48,313	48,313	146,323
Benefits	22,290	62,163	82,100	82,100	248,654
Rent/Insurance/Utilities	20,000	20,000	20,000	20,000	80,000
Telephone	3,000	3,000	3,000	3,000	12,000
Computing Equip	600	600	600	600	2,400
Office Supplies/Prod Samples	500	500	500	500	2,000
Marketing/Advertising/PR	200,000	200,000	200,000	20,000	800,000
Postage and Delivery	600	600	600	600	2,400
Travel/Ent/Mileage	18,750	18,750	18,750	18,750	75,000
Legal/Accounting	9,000	9,000	9,000	9,000	36,000

Total Operating Expenses	459,317	829,375	1,014,404	1,014,404	3,317,499
EBITA	10,551,663	11,074,231	11,892,815	11,942,519	45,461,229

Tax Expense	4,469,157	4,690,490	5,037,202	5,058,254	19,255,103
Net Investment Income	6,082,506	6,383,740	6,855,613	6,884,265	26,206,125

Policy Purchases	6,082,506	6,383,740	6,855,613	6,884.265	26,206,125

STATEMENTS OF CASH FLOWS
Provided / (Used) by Operations	10,551,663	11,074,231	11,892,815	11,942,519	45,461,229
Provided / (Used) by Taxes	(4,469,157)	(4,690,490)	(5,037,202)	(5,058,254)	(19,255,103)
Provided / (Used) by Investment
Policy Purchase (from Investment)
Policy Purchase (Income)	(6,082,506)	(6,383,740)	(6,855,613)	(6,884,265)	(26,206,125)
Policy Sale	108,191,785	117,315,544	117,767,395	128,050,815	471,325,540
Policy Purchase	(108,191,785)	(117,315,544)	(117,767,395)	(128,050,815)	(471,325,340)
Plus Beginning Cash Balance	267,641	267,641	267,641	267,641	267,641
Ending Cash balance	267,641	267,641	267,641	267,641	267,641

Balance Sheet

Assets
Cash and Cash Equivalents	267,641	267,641	267,641	267,641	267,641
Policies held for sale	78,210,363	78,511,597	85,367,210	92,251,475	92,251,475

Total Assets	78,478,004	78,779,238	85,634,851	92,519,116	92,519,116

LIFE Investment Funding Enterprises, Inc. Proprietary and Confidential
DO NOT COPY WITHOUT WRITTEN PERMISSION FROM LIFE INVESTMENT FUNDING ENTERPRISES, INC.

ASSET PURCHASE AGREEMENT

BY AND AMONG

LIFE INVESTMENT FUNDING ENTERPRISES, INC.
(a Nevada corporation)

AND

                                                                                          , a

limited liability company existing under
the laws of the State of Nevada

dated as of                     , 2002

i

ii

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT providing for the sale and purchase of the assets hereinafter identified and scheduled (the “Agreement”) is made as of the          day of                         , 2002 by and between the following entities:

Agreement Party and Reference	General Description of Agreement Party

LIFE INVESTMENT FUNDING ENTER- PRISES, INC. (“LIFE”)	A Nevada corporation presently having its principal place of business in Sarasota, Florida

A limited liability company organized and existing pursuant to
(“Seller”)	the laws of the State of Nevada

The foregoing-described entities are sometimes referred to in this Agreement as the “Agreement Parties”.

B A C K G R O U N D

LIFE is a corporation formed and existing pursuant to the laws of the State of Nevada. LIFE has been formed for the express purpose of consummating the transactions provided for in this Agreement with the Seller and other limited liability companies who are engaged in the same or similar business as the Seller. LIFE will continue the business activities of the Seller and other limited liability companies, the assets of which are acquired by LIFE in transactions consummated contemporaneous to the consummation of the transactions provided for in this Agreement.

The Seller has engaged in the business activity of acquiring life insurance policies of all types and kinds from the owners, insureds and beneficiaries thereof in transactions that are sometimes referred to as “Viatical Settlements”, “Life Settlements” or “Senior Settlements”. Pursuant to such Settlements, the Seller has acquired such life insurance policies for a negotiated price and has, in most transactions, continued the payment of all premiums required with respect to such policies in order to maintain such acquired policies in force. The business purpose of the Seller in such activity is to realize profit and economic gain at the time that such acquired life insurance policies mature by reason of the age of the insured or death benefits under such policies are paid as a result of the death of the insured. Such life insurance policies which have been acquired by the Seller constitute all or substantially all of the assets being acquired pursuant to this Agreement. Such life insurance policies are described and scheduled as hereinafter provided.

It is acknowledged by LIFE and the Seller that the business and affairs of the Seller are administered by an Executive Committee elected and constituted by one or more of the Managing

Members of the Seller and that the outstanding Managing Member interest of the Seller is held of record by approximately                  persons and entities.

In connection with the carrying out of the asset purchase transaction provided for in this Agreement, LIFE and the Seller are implementing a material aspect of the business plan of the Seller and of LIFE, that being the creation of a publicly held entity which will continue the business of the Seller on an expanded basis. The outstanding equity securities of LIFE will be held of record and beneficially, in part, by the Managing Members of the Seller who are of record as herein provided and other holders of managing member interests of other limited liability companies that consummate asset sale-purchase transactions similar to that provided for by this Agreement.

Accordingly, LIFE and the Seller by means of this Agreement wish to provide for the terms and provisions whereby LIFE will acquire all or substantially all of the assets of the Seller and the Seller shall effect the distribution of the equity securities of LIFE in accordance with the terms hereinafter provided.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Agreement Parties agree as follows:

ARTICLE I

FURTHER DEFINITIONS

1.1    Assets.  “Assets” shall mean the life insurance policies of the Seller and other related assets being acquired by LIFE in accordance with the terms and provisions of this Agreement and as are scheduled on Schedule I to this Agreement.

1.2    Business.  “Business” means that business activity presently being carried out by the Seller and as such Business will be carried out by LIFE in accordance with the terms and provisions of this Agreement on and after the Closing Date, all of which is in accordance with the business plan of LIFE.

1.3    Closing Date.  “Closing Date” shall mean that date determined by LIFE upon which the transactions provided for in this Agreement shall be consummated.

1.4    Commission.  “Commission” shall mean the United States Securities and Exchange Commission.

1.5    Common Stock.  “Common Stock” shall mean the Common Stock of LIFE which shall be issued upon the conversion of any or all of the shares of the Preferred Stock of LIFE as provided for in this Agreement or which may be issued as a part of the Purchase Consideration in

2

addition	to or in lieu of Preferred Stock, such Common Stock having the characteristics subsequently set forth in this Agreement.

1.6     Effective Date.  “Effective Date” shall mean                                 , 2002.

1.7     Excluded Assets.  “Excluded Assets” shall mean those Assets of the Seller which are not being acquired by LIFE in accordance with the terms and provisions of this Agreement, as such Excluded Assets are reflected on Schedule II to this Agreement.

1.8     Executive Committee.  “Executive Committee” shall mean that committee which carries out the day-to-day Business and affairs of the Seller and performs functions similar to that of a board of directors of a corporate entity as such Executive Committee of the Managing Member of the Seller is constituted from the Effective Date to the Closing Date.

1.9     Governmental Authorities.  “Governmental Authorities” shall mean any governmental or quasi governmental authority which exercises jurisdiction and regulation over the Business of the Seller or the Seller and which jurisdiction relates but is not necessarily limited to the procurement of any permits, consents, authorities, franchises or similar privileges necessary and required for the conduct of the Business of the Seller as presently conducted and as such will be conducted upon the consummation of the Agreement transactions by LIFE.

1.10    Licenses and Permits.  “Licenses and Permits” shall mean any of the authorities and/or permissive action described in Section 1.7 above issued by any Governmental Authority.

1.11    Managing Members.  “Managing Members” shall mean the holders of the outstanding Managing Membership Interest of the Seller as such exists on the Effective Date and as such shall exist on the Closing Date and as reflected in Schedule III to this Agreement.

1.12    Preferred Stock.  “Preferred Stock” shall mean the Class B Convertible Preferred Stock which shall be issued by LIFE to the Seller and subsequently the Managing Members subject to the conditions and requirements of this Agreement, such Preferred Stock having the characteristics as hereinafter described.

1.13    Prospectus.  “Prospectus” means the Prospectus which is a part of the Registration Statement to be filed by LIFE with the Commission and which will relate to the Preferred Stock, the Common Stock, the Business of LIFE, the transactions governed by this Agreement and similar agreement transactions, and other material matters.

1.14    Purchase Consideration.  “Purchase Consideration” shall mean the consideration to be paid by LIFE to the Seller in the form of the Preferred Stock and/or Common Stock which shall be distributed to the Managing Members of the Seller as provided in this Agreement.

3

1.15    Records.  “Records” shall mean all Records relating to the Business and Assets of the Seller, as maintained by the Seller in the ordinary course of its business and in connection with the preparation by the Seller to consummate the transactions provided for in this Agreement. “Records” shall also mean all documents issued by any Governmental Authority relating to the creation of the Seller and the maintenance of its existence as a limited liability company under Nevada law.

1.16    Registration Statement.  “Registration Statement” shall mean that Registration Statement of which the Prospectus shall be a part relating to the registration and issuance of the Preferred Stock and Common Stock of LIFE, as provided for in this Agreement, as such Registration Statement is filed with the Commission and amended from time to time.

1.17    Schedule or Schedules.  “Schedule” or “Schedules” means any Schedule which is prepared and delivered in connection with this Agreement, which Schedules shall be deemed an integral part of this Agreement.

ARTICLE II

ASSET ACQUISITION

2.1     Asset Acquisition.  On the Closing Date, LIFE shall purchase from the Seller and the Seller shall sell to LIFE those Assets described and scheduled on Schedule I hereto, which Assets shall include, among other things, all life insurance policies then in force and in good standing (except as hereinafter provided) and which are owned by the Seller or in which the Seller has an interest. Included in such Assets to be sold and purchased as between LIFE and the Seller, shall be those life insurance policies identified on Schedule I as being “Justus Policies”.

2.2     Condition of Assets.  With the exception of those life insurance policies identified as “Justus Policies” on Schedule I hereto, all life insurance policies owned by the Seller and conveyed to LIFE on the Closing Date shall be in full force and in good standing with the issuers of such life insurance policies and all premiums due and payable with respect to such life insurance policies being acquired hereunder shall have been paid by the Seller to a time to and including the Closing Date. By virtue of written consent issued by LIFE and received by the Seller, certain premium payments due on Justus Policies need not be remitted. Any benefits received by the Seller under any of such life insurance policies which are received on and after the Effective Date shall constitute a part of the Assets being sold and purchased hereunder.

2.3     Excluded Assets.  The sale-purchase transaction of the Assets, governed by this Agreement, shall not include those Assets which are determined to be Excluded Assets and which are identified on Schedule II to this Agreement.

2.4     Delivery of Life Insurance Policies.  On the Closing Date the Seller shall deliver to LIFE the actual physical policies as scheduled on Schedule I hereto, together with all Records of any

4

type whatsoever which relate to the issuance, conveyance and maintenance in force of such life insurance policies so scheduled. The Seller shall cooperate with LIFE in effecting on and subsequent to the Effective Date such notices as are necessary or deemed necessary by LIFE and which are intended to inform the issuers of such life insurance policies described and scheduled on Schedule I hereto, to allow LIFE to be recognized as the policy beneficiary under all of such policies so scheduled on and subsequent to the Closing Date. The Seller recognizes and acknowledges that all benefits received as a result of the life insurance policies which are described and scheduled on Schedule I which are received by the Seller on and subsequent to the Effective Date constitute the exclusive property of LIFE except in the event that the Agreement transactions are not consummated at the time subsequently specified herein, in which event such benefits shall continue to be the exclusive property of the Seller.

2.5    Purchase Consideration.     (a)    The Purchase Consideration to be paid by LIFE to the Seller shall be shares of LIFE’s Preferred Stock and/or shares of Common Stock, which Preferred Stock and Common Stock shall have the characteristics and attributes subsequently described in this Agreement. Such Preferred Stock and/or Common Stock and the underlying Common Stock issued upon the conversion of the Preferred Stock shall, at the time of the delivery to the Seller, and subsequently the Managing Members, be fully registered pursuant to the provisions of the Securities Act of 1933 as amended (the “‘33 Act”). The number of shares of Preferred Stock and/or Common Stock to be issued to the Seller, and subsequently the Managing Members, shall be determined by utilizing a formula which provides for the issuance of one share of Preferred Stock to the Seller for each $25 of aggregate face amount of life insurance policies being conveyed, without any diminishment being attributable to such aggregate face amount by reason of any Justus policies identified on Schedule I. To the extent that the Common Stock of LIFE is utilized as a portion or all of the Purchase Consideration, the formula for determining the number of shares of Common Stock to be issued to the Seller as all or a portion of the Purchase Consideration shall be one share of Common Stock for each $6.25 of aggregate face amount of life insurance policies being conveyed, without any diminishment attributable to such aggregate face amount by reason of the Justus policies identified on Schedule I. The determination as to the composition of the Purchase Consideration, as such relates to the number of shares of Preferred Stock and/or Common Stock to be utilized shall be made by the Seller.

(b)    On the Closing Date and in addition to the payment of the Purchase Consideration, there shall be determined the amount of any inter-limited liability company accounts receivable—payable which may be owed to the Seller or which may be owing by the Seller to another limited liability company which is a party to an asset purchase transaction or if not a party to an asset purchase transaction with LIFE, is nevertheless entitled to receive the payment of such inter-limited liability company receivable (an “Inter-company Obligation”). Such Inter-company Obligation shall be reflected in Schedule VI hereto. If the Seller is entitled to receive payment of such Inter-company Obligation, an additional amount of Purchase Consideration in the form of Preferred Stock shall be remitted by LIFE to the Seller. The number of additional shares of Preferred Stock to be remitted shall be determined by dividing $25 into the amount of the Inter-company Obligation entitlement of the Seller. LIFE and the Seller acknowledge that the number of additional shares of Preferred

5

Stock issued by LIFE as a result of a Seller Inter-company Obligation entitlement shall, most likely, be restored to LIFE in a transaction between LIFE and non-Agreement parties.

(c)    It is acknowledged by LIFE and the Seller that there are certain fees and costs owing to the providers of accounting and tax return preparation services which presently as to all limited liability companies which shall possibly become parties to asset purchase transactions with LIFE aggregate approximately $45,000. Additional fees will be incurred for calendar year 2002. On the Closing Date, such accounting and tax return preparation fees shall be scheduled as Schedule VII and such shall be assumed and paid by LIFE. In addition, LIFE acknowledges that certain Managing Members of the Seller and possibly other limited liability companies who become parties to an asset acquisition transaction with LIFE advanced funds in order to provide for such accounting and tax return preparation services. LIFE shall directly pay by check the amount of such advancements which shall also be scheduled on Schedule VII as of the Closing Date.

2.6    Conditions Precedent.  LIFE and the Seller acknowledge that the consummation of the Asset purchase and sale transaction herein provided for is subject to the satisfactory fulfillment of the conditions precedent which are subsequently set forth in this Agreement, and the validity of the representations and warranties of LIFE and the Seller also set forth subsequently in this Agreement from the Effective Date to and including the Closing Date.

2.7    Determining Aggregate Face Amount.  The aggregate face amount to be utilized in determining the number of shares of Preferred Stock to be issued to the Seller as the Purchase Consideration shall be determined on a date which is not more than ten (10) days prior to the Closing Date by LIFE and its designated representatives. The Seller, through the action of the Executive Committee, shall extend all reasonable cooperation to LIFE and its designated representatives in action taken to determine such aggregate face value and such other accounting and audit matters as may be undertaken in connection with this Agreement and as subsequently described herein. All expenses incurred in connection with the activities contemplated by this Section 2.7 shall be borne by LIFE.

ARTICLE III

CONDITIONS PRECEDENT

The respective obligations of LIFE and Seller to consummate the asset purchase transaction and related transactions governed by this Agreement shall be conditioned upon the satisfactory resolution of the conditions precedent set forth below:

3.1    Requisite Action.

A.     By LIFE.  In addition to those matters relating to the Registration Statement and Prospectus, as subsequently set forth in this Article III, LIFE, on or before the Closing Date, shall

6

have completed all requisite action, including any corporate action under the laws of the State of Nevada in order to permit LIFE to consummate the Agreement transactions.

B.    By the Seller.  On or before the Closing Date, the Seller shall have completed all requisite action required to be completed and consummated by it in order to permit the consummation of the Asset sale-purchase transaction provided for and governed by this Agreement and the distribution to its Managing Members of the Preferred Stock and/or Common Stock which is the subject of the Registration Statement and Prospectus. In such regard, the Seller shall have accomplished all necessary action required with respect to the sale of the Assets by the Nevada Limited Liability Company Act, Nevada Revised Statutes Chapter 29.601-29.833.

3.2    Necessary Consents.  LIFE and the Seller shall have obtained all necessary consents required to be obtained in order to permit the consummation of the Asset sale-purchase transaction governed by this Agreement from any Governmental Authorities. Additionally, all requisite consents shall have been obtained by LIFE and the Seller in order to permit the transfer from the Seller to LIFE of all Licenses and Permits necessary in order to permit LIFE to continue the Business of the Seller on and subsequent to the Closing Date.

3.3    Accuracy of Representations and Warranties.  The representations and warranties of LIFE and the Seller extended each to the other pursuant to the provisions of Article IV of this Agreement shall be true and correct on and as of the Closing Date.

3.4    No Adverse Change.  On the Closing Date, the Business of the Seller shall be as described in the Agreement section captioned BACKGROUND and the Assets shall not be materially altered or encumbered in any fashion except as may be contemplated by this Agreement. Excepted from this condition and with respect to the condition of any of the Assets, are the life insurance policies identified on Schedule I hereto as the Justus Policies.

3.5    Opinion of Counsel.  The Seller shall have received from LIFE the opinion of counsel in the form of Schedule VI, which opinion of counsel shall be dated as of a date not more than three days prior to the Closing Date. Among other matters, such opinion of counsel shall address in a favorable manner the effect of the consummation of the Agreement transactions on the Seller and the holders of the outstanding Managing Member Interests of the Seller on the Closing Date.

3.6    Accounting and Audit Matters.  There shall have been satisfactorily completed all necessary and required accounting and audit matters relating to the Business, Assets and Excluded Assets of the Seller, which shall, if required by any Governmental Authority, be reflected in audited financial statements prepared in accordance with generally accepted accounting principles consistently applied, which financial statements may, if required, be included in the Registration Statement and Prospectus which relates to the Preferred and Common Stock of LIFE. In connection with the preparation of the Registration Statement and the Prospectus, such accounting and audit matters to be completed prior to the Closing Date shall include the preparation of the pro forma financial information relating to the Seller as required to be included in the Prospectus by Item 901

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et seq of Regulation S-K of the Commission. The Executive Committee of the Seller shall extend all necessary cooperation with respect to the completion of such accounting and audit matters, including any required audited financial statements and the pro forma financial information required to be included in the Prospectus. All of such accounting, audit and financial statement preparation matters shall be carried out by independent certified public accountants selected by LIFE and the expense of such process shall be paid by LIFE.

3.7    Registration Statement Effective.  The Registration Statement, together with the Prospectus, relating to the Preferred Stock and/or Common Stock of LIFE which shall be issued as the Purchase Consideration, shall have been declared effective by the Commission under the ‘33 Act, thereby permitting the distribution of such Preferred Stock and/or Common Stock to the Managing Members in accordance with each such Managing Member’s entitlement. Such Registration Statement and Prospectus shall also relate to the Common Stock which shall be issued upon the conversion of the Preferred Stock and such Preferred and Common Stock shall have the characteristics hereinafter described. On the Closing Date, there shall not have been issued any stop order or the initiation of similar proceedings by the Commission or any state securities regulatory authority adversely affecting or threatening to adversely affect the effectiveness of the Registration Statement and the Prospectus.

3.8    Additional Documents.  LIFE shall have received from the Seller and the Seller shall have received from LIFE such additional documents as may be reasonably required by LIFE or the Seller, as the case may be, in order to permit the consummation of the purchase by LIFE and the sale by the Seller of the Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LIFE

LIFE hereby represents and warrants to the Seller and the Managing Members as follows:

4.1.    Organization and Good Standing.  LIFE is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is qualified to conduct its business in such additional states where the conduct of its activities makes such qualification necessary, which states include Florida.

4.2    Authority; No Conflict.  The consummation of the Asset sale-purchase transaction governed by this Agreement will not constitute a violation of any provision of the Articles of Incorporation or bylaws of LIFE, as amended to date, nor the provisions of any agreement, contract or other binding authority to which LIFE is bound. On the Closing Date, LIFE shall have taken all requisite corporate action required by Nevada corporate law and any other Governmental Authority in order to permit the consummation by LIFE of the Asset sale-purchase transaction provided for in this Agreement.

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4.3    Registration Statement; Prospectus.  The Registration Statement, which includes the Prospectus descriptive of LIFE, its management, the Preferred Stock and the Common Stock, and which shall have become effective under the ‘33 Act, shall set forth all necessary information in order to make the information contained in such Registration Statement and Prospectus not materially misleading or materially omissive. For purposes of this representation, the term “Prospectus” shall include any Prospectus supplement prepared from time to time and delivered to the Seller and any Managing Member.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to LIFE and persons deemed to be in a control relationship with the Seller, as such term is utilized in the ‘33 Act and the ‘34 Act as follows:

5.1    Good Standing.  The Seller is and will be on the Closing Date a limited liability company validly formed and existing pursuant to the Nevada Limited Liability Act earlier cited in this Agreement and shall be vested with such Licenses and Permits as are necessary and required in the conduct of the Business and its ownership of the Assets.

5.2    Authority; No Conflict.  On the Closing Date, the Seller shall have taken all requisite action required by the Nevada Limited Liability Act and its governing documents in order to permit the Seller to consummate the sale-purchase transaction involving the Assets and distribution on and after the Closing Date of the Preferred Stock constituting the Purchase Consideration. It is acknowledged by LIFE and the Seller that this representation does not contemplate any action on the part of the Seller which would constitute an offer to sell or the solicitation of an offer to purchase the Preferred Stock and/or the Common Stock, such offer being exclusively made to the Managing Members of the Seller by the Prospectus. Such action may include, however, communications made by the Executive Committee on and after the Closing Date relative to the transaction governed by this Agreement and the distribution of the Preferred Stock and/or the Common Stock constituting the Purchase Consideration to be made by the Seller to the Managing Members pursuant to this Agreement and the Prospectus.

5.3    The Assets.  On the Closing Date, the Assets, as scheduled on Schedule I to this Agreement, with the exception of those Assets identified as Justus Policies, shall be constituted by life insurance policies of various types with respect to which LIFE is the sole beneficiary by virtue of all required action necessary to designate LIFE as the sole beneficiary of such life insurance policies as is required by the issuers thereof and all premiums required to be paid by the Seller to maintain such life insurance policies in force from the Effective Date to the Closing Date shall have been paid and none of such life insurance policies, as scheduled on Schedule I to this Agreement, shall be in a status of lapse or shall have been canceled.

5.4    No Affiliates or Subsidiaries.  The Seller has no affiliates or subsidiaries.

5.5    Taxes and Tax Returns.  On the Closing Date, the Seller shall have filed all Federal, state, county and local tax returns relative to any taxes required to be paid by the Seller or which relate to information required to be provided to the Managing Members and the Seller shall have timely paid any such taxes due pursuant to such returns, if any, and as of the Effective Date and on the Closing Date, the Seller is not and the Seller shall not be involved in any asserted contest with respect to any tax reflected as due on any return or which relates to any informational return filed with any taxing authority or delivered by the Seller to the Managing Members.

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5.6    Litigation.  Except as described in Schedule VII hereto, the Seller and the members of the Executive Committee, as of the Effective Date and on the Closing Date, are not and shall not be parties to any litigation nor shall the Assets be the subject of any litigation. Additionally, the Seller is not aware of any factual circumstances or situations which might reasonably be expected to result in the assertion of any claim by way of litigation as of the Effective Date and such shall be the case on the Closing Date. As used in this Section 5.6, the term “litigation” includes any administrative proceeding to which the Seller, members of the Executive Committee or the Assets is or may become subject to.

5.7    Sale and Issuance of Managing Member Interests.  Except as reflected in Schedule VI hereto, the sale and issuance of the Managing Member Interests of the Seller outstanding as of the Effective Date and to be outstanding on the Closing Date were issued and sold in transactions which (a) did not involve the offer and sale of a security, as such term is defined in the ‘33 Act or under any state securities statutes, or (b) were offered, sold and issued in transactions reasonably believed by the Seller to be exempt from the registration provisions of the ‘33 Act and any applicable state securities statute.

5.8    No Contracts Affecting Assets.  As of the Effective Date and on the Closing Date, there does not exist and there shall not exist any contract or agreement affecting the Assets to be conveyed hereunder.

5.9    Accuracy of Provided Information.  No representation or warranty given or made by the Seller pursuant to this Agreement or any statement, certificate or other document required to be furnished by the Seller to LIFE pursuant to the terms of this Agreement contains on the Effective Date or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements made therein not misleading.

5.10   No Finder’s Fee.  The Seller, as a result of the consummation of the Asset sale-purchase transaction governed by this Agreement, will not be obligated to pay any finder’s fee or similar compensation to any person or entity.

ARTICLE VI

PRE-CLOSING COVENANTS OF LIFE

6.1    Registration Statement and Prospectus.  From the Effective Date to the Closing Date, LIFE will undertake all requisite action in order to cause the Registration Statement and Prospectus to be prepared and filed with the Commission and shall take all appropriate and necessary action in order to permit such Registration Statement to become effective pursuant to the provisions of the ‘33 Act. Contemporaneous to the preparation, filing and processing to effectiveness of the Registration Statement and Prospectus, LIFE shall take all requisite action in order to effect the registration of the Preferred Stock and Common

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Stock to be issued as the Purchase Consideration and the Common Stock to be issued upon conversion of the Preferred Stock to be registered pursuant to the provisions of the Securities Exchange Act of 1934 (the “‘34 Act”), thereby causing LIFE to be a reporting company subject to the Commission’s proxy solicitation rules and required to file the periodic and annual reports required by the ‘34 Act.

6.2    Accounting and Audit Matters.  On and subsequent to the Effective Date and to the Closing Date, LIFE shall undertake all appropriate and necessary action in order to initiate, conduct and complete all accounting and audit matters required and necessary in connection with the consummation of the Asset sale-purchase transaction governed by this Agreement and as such relates to the preparation of audited financial statements relating to LIFE and to the Seller, as well as pro forma financial information relating to LIFE and the Seller as such financial information and related financial statements are required to be included in the Registration Statement and the Prospectus.

6.3    Post-Closing Action.  LIFE shall undertake all necessary and appropriate action on and subsequent to the Closing Date in order to supplement the Prospectus contained as a part of the Registration Statement one or more times as is required by the rules of the Commission or as is determined appropriate by LIFE and its legal counsel, thereby permitting the continuous delivery of such Prospectus to the Managing Members, which delivery shall be effected in order to distribute the Preferred Stock constituting the Purchase Consideration to the Managing Members.

ARTICLE VII

PRE-CLOSING COVENANTS OF THE SELLER

7.1    Full Cooperation.  The Executive Committee and persons acting under the direction of the Executive Committee shall, as of the Effective Date through the Closing Date, extend all necessary cooperation to LIFE and persons acting under the direction of LIFE with respect to the carrying out of all processes necessary in order to permit the completion of the accounting and audit matters described in this Agreement, the preparation, filing and processing to effectiveness of the Registration Statement and Prospectus relating to the Preferred Stock and Common Stock, the consummation of the Asset sale-purchase transaction governed by this Agreement and the distribution of the Preferred Stock to the Managing Members. Such cooperation shall include, but not be limited to, any due diligence processes deemed appropriate by LIFE or necessary in connection with the preparation, filing and processing to effectiveness of the Registration Statement and Prospectus.

7.2    Communications with Managing Members.  Commencing with the Effective Date and through the Closing Date, the Seller will not effect any communication to its Managing Members, except those Managing Members who are members of the Executive Committee, with respect to the Asset sale-purchase transaction governed by this Agreement and the intended distribution of the Preferred Stock and/or Common Stock constituting the Purchase Consideration to the Managing Members of the Seller unless such communication is first approved in writing by

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LIFE or LIFE’s legal counsel. As used in this Section 7.2, the term “communication” includes any written or oral communication effected by any member of the Executive Committee or by the Executive Committee as a group or by any employee or agent of the Seller.

7.3    Maintain Assets.  Commencing on the Effective Date and to the Closing Date, the Seller shall take all action as is required to maintain the in-force status of the life insurance policies constituting the Assets as are reflected and as shall be reflected on Schedule I hereto, such action to include, but not be limited to, the payment of any required premium in order to maintain the in-force status of the life insurance policies constituting the Assets. With respect to the required conduct of the Seller, as described in this Section 7.3, LIFE may request from time to time on and subsequent to the Effective Date written reports as to the status of each of the life insurance policies constituting the Assets. Such reports will be promptly provided by the Seller to LIFE when so requested. Failure on the part of the Seller to provide any requested report to LIFE shall constitute, at the election of LIFE, a material breach of this Agreement, permitting termination hereof in accordance with Article XI hereof.

7.4    Report of Current Information.  In addition to providing the written reports contemplated by Section 7.3 above, the Seller shall promptly report in writing to LIFE any information, development or circumstance which occur subsequent to the Effective Date and prior to and including the Closing Date which may affect the representations and warranties extended by the Seller to LIFE in this Agreement or which affect in a material fashion the information contained in the Registration Statement and Prospectus.

7.5    Further Action re Assets.  On and subsequent to the Effective Date and prior to the Closing Date, the Seller shall have completed all necessary action permitting LIFE to be named as the sole and exclusive beneficiary entitled to receive any and all death benefit proceeds (or any other policy benefits) payable under all of the life insurance policies which constitute the Assets unless any such policy or policies are excepted from such action pursuant to written notice to the Seller from LIFE.

7.6    No Inconsistent Action.  On and subsequent to the Effective Date and to and including the Closing Date, the Seller shall not take any action or fail to implement and carry out any course of action which has as its effect the diminishment or elimination of the Seller’s ability to be in compliance with the terms of this Agreement on and subsequent to the Effective Date and to and including the Closing Date or which would diminish or preclude the Seller’s ability to consummate the sale-purchase transaction involving the Assets and the distribution of the Preferred Stock constituting the Purchase Consideration to the Managing Members.

ARTICLE VIII

CONSUMMATION OF AGREEMENT TRANSACTIONS

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8.1    The Closing Date.  The consummation of the Asset sale-purchase transaction, as provided for and governed by this Agreement, shall occur on a Closing Date to be determined by LIFE. Such Closing Date, however, shall not be more than              months from the Effective Date. The consummation of the Agreement transactions shall occur at a time and place mutually determined by LIFE and the Seller and the facilities of the United States mail or other acceptable document delivery means may be utilized. To the extent appropriate, escrow arrangements may also be used, utilizing an Escrow Agent mutually satisfactory to LIFE and the Seller.

8.2    Deliveries at Closing.

A.    On the Closing Date, the Seller shall deliver to LIFE all of the life insurance policies identified and scheduled on Schedule I to this Agreement in original status, together with all Records, documents and other written paraphernalia which are incidental to the policies so delivered and necessary for the maintenance of the in-force status thereof. Such documents delivered with the life insurance policies shall include documentation satisfactory to LIFE and LIFE’s counsel effecting the designation of LIFE as the policy beneficiary for each life insurance policy scheduled and delivered. Additionally, the Seller shall deliver to LIFE written evidence satisfactory to LIFE and LIFE’s counsel that all premiums required to be paid on and subsequent to the Effective Date to and including the Closing Date in order to keep such life insurance policies so delivered in force have been paid. The Seller shall also deliver to LIFE any proceeds which it has received on and after the Effective Date as a result of the death of the insured of a life insurance policy or policies constituting a portion of the Assets or the occurrence of any other event (such as policy maturity) which results in the payment of policy benefits. The Seller shall deliver to LIFE such other documents and papers as are deemed reasonably necessary by LIFE or LIFE’s counsel in order to consummate the sale-purchase transaction involving the Assets.

B.    On the Closing Date, LIFE shall deliver to the Seller the requisite number of shares of Preferred Stock and/or Common Stock which constitute the Purchase Consideration evidenced by certificates registered in the names of the Managing Members, as reflected in Schedule III hereto, which shares of Preferred Stock and/or Common Stock shall be represented by certificates issued without restrictive endorsement. LIFE shall also deliver to the Seller the requisite number of Prospectus (together with any Supplements thereto) permitting delivery of such Prospectus to the Managing Members, as such Managing Members are reflected on Schedule III hereto. LIFE shall also deliver to the Seller the opinion of LIFE’s counsel in the form of Schedule VI hereto. LIFE shall take such further action as is reasonably necessary and required to consummate the Asset sale-purchase transaction provided for in this Agreement.

8.3    Certain Acknowledgments.  The Seller acknowledges that LIFE, as of the Effective Date and on and subsequent to the Closing Date, will be a party to asset purchase agreements with other limited liability companies who have and are conducting the same or substantially the same business as that conducted by the Seller and that LIFE, therefore, will be required to coordinate the consummation of the asset sale-purchase transactions provided for in the several asset purchase agreements. The consummation of the Asset purchase transaction, as provided for and governed by

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this Agreement, and as provided for an governed by other asset purchase agreements to which LIFE is a party are expected to be conducted in a contemporaneous manner.

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ARTICLE IX

POST-CLOSING ACTION

9.1    By LIFE.  On and subsequent to the Closing Date, LIFE shall exert all reasonable effort to continue the Business of the Seller, as such Business will be conducted on the contemplated enhanced scale resulting from the consummation of asset sale-purchase transactions under the various asset purchase agreements described in Section 8.3 above. LIFE shall also supplement the Prospectus one or more times as is necessary in order to keep the information provided in such Prospectus current and to reflect, if necessary, the consummation of the various asset sale-purchase transactions provided for in the several asset purchase agreements existing between LIFE and various limited liability companies other than the Seller. LIFE shall also continue the effort to cause the Preferred Stock and/or Common Stock issued as the Purchase Consideration and the Common Stock to be issued upon the conversion of the Preferred Stock to be listed on an appropriate exchange, which exchange may be the NASDAQ National Market, the NASDAQ SmallCap Market or the NASDAQ Electronic Bulletin Board Market. The Seller shall extend its cooperation in this effort. LIFE shall, on an initial and continuing basis, also cause to be prepared and filed on a timely basis, such reports as are required by the ‘34 Act or any securities exchange.

9.2    By the Seller.  On the Closing Date, the Seller shall promptly cause to be delivered the certificates evidencing the Preferred Stock and/or Common Stock constituting the Purchase Consideration in such share denominations as each Managing Member is entitled. The Seller shall also promptly deliver on and after the Closing Date with such share certificates the Prospectus, together with any supplements to the Prospectus then existing. The Seller shall also facilitate the completion of the consummation of the Asset sale-purchase transaction to the extent that matters remain uncompleted subsequent to the Closing Date.

ARTICLE X

DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK

10.1    Preliminary Statement.  The Articles of Incorporation of LIFE, as filed with the Office of the Secretary of State, State of Nevada, authorize LIFE to issue one billion (1,000,000,000) shares of capital stock, five hundred million (500,000,000) of which shares shall be Common Stock with a par value of $.001 and five hundred million (500,000,000) shares shall be Preferred Stock issuable in series and also having a par value of $.001 per share. The Preferred Stock may be issued in series, each series having such characteristics and rights as determined by the Board of Directors of LIFE. Presently, the Board of Directors of LIFE has authorized two series of Preferred Stock, that being Class A Convertible Preferred Stock and Class B Convertible Preferred Stock. The Class B Convertible Preferred Stock is the Preferred Stock which shall be utilized as all or a portion of the Purchase Consideration. The Class A and Class B Convertible Preferred Stock have similar characteristics, except that the Class A Convertible Preferred Stock is vested with a preference in

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the event of the liquidation, winding up and dissolution of LIFE requiring that the holders of such Class A Convertible Preferred Stock receive the amount of $10 per share prior to any liquidation distributions being made to the holders of LIFE’s Class B Convertible Preferred Stock and Common Stock. The Class A Convertible Preferred Stock and the Class B Convertible Preferred Stock are both convertible into the Common Stock of the Company. The Class A Convertible Preferred Stock is convertible from the date of issuance thereof until LIFE becomes publicly held at a conversion ratio of three shares of Common Stock for each share of Class A Convertible Preferred Stock. For purposes of such conversion right the term “publicly held” means that point in time when the freely tradeable and unrestricted outstanding Preferred Stock and/or Common Stock of LIFE, including the Common Stock issued as part of the Purchase Consideration pursuant to this Agreement or upon conversion of the Class B Shares into Common Stock, is listed pursuant to the NASDAQ National Market. The Class A Convertible Preferred Stock and the Common Stock issued upon the conversion thereof constitute and will constitute Restricted Securities under the ‘33 Act. The Class B Convertible Preferred Stock is also convertible into the Common Stock as described in Section 10.2 below.

10.2    The Preferred Stock.  The Preferred Stock which will constitute all or a part of the Purchase Consideration to be paid by LIFE to the Seller and ultimately the Managing Members has been designated by LIFE as its Class B Convertible Preferred Stock in authorized share amount of 4,500,000 shares. The Class B Convertible Preferred Stock in the hands of the holders thereof is entitled to one vote per share on all matters submitted to the shareholders of LIFE for vote, as are the outstanding shares of Class A Convertible Preferred Stock and Common Stock in the hands of the holders thereof. The holders of the outstanding Class B Convertible Preferred Stock are afforded a liquidation preference subject to the preference attributable to the holders of the outstanding Class A Convertible Preferred Stock as described in Section 10.1 above which requires that each holder of Class B Convertible Preferred Stock receive a liquidation distribution of $25 per share in any liquidation, winding up or dissolution of LIFE prior to any liquidation distributions being made to the holders of the outstanding Common Stock of LIFE. For a period of six months from the Closing Date, each share of Class B Convertible Preferred Stock may be converted into three shares of Common Stock. Commencing on the first day of the seventh month subsequent to the Closing Date through the last day of the twelfth month subsequent to the Closing Date, such conversion ratio is two shares of Common Stock for each share of Class B Convertible Preferred Stock and commencing on the first day of the thirteenth month subsequent to the Closing Date through the last day of the eighteenth month from the Closing Date, each share of Class B Convertible Preferred Stock may be converted into one share of Common Stock. Subsequent to such eighteenth month, the Class B Preferred Stock shall be mandatorily converted into Common Stock on such one-for-one basis. LIFE estimates that it will have outstanding approximately 3,100,000 shares of Preferred Stock upon the completion of anticipated asset sale-purchase transactions with the Seller and the several additional limited liability companies. LIFE anticipates having 200,000 shares of its Class A Convertible Preferred Stock outstanding on the Effective Date.

10.3    The Common Stock.  The Common Stock represents the basic equity of LIFE. The Class A Convertible Preferred Stock, the Class B Convertible Preferred Stock and the Common

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Stock are equal with respect to voting rights, each share thereof being entitled to one vote. Cumulative voting is not allowed in the election of directors of LIFE. The holders of the Common Stock will share, on a per share basis, in any liquidation distributions effected by LIFE in the event of its liquidation, dissolution and termination subject to the liquidation preferences attributed to the holders of the outstanding Class A Convertible Preferred Stock and the outstanding Class B Convertible Preferred Stock of LIFE. The shares of Common Stock of LIFE outstanding on the Effective Date are Restricted Securities under the ‘33 Act and such will continue to be the case with respect to such shares.

10.4    Registered Status.  On the Closing Date, the shares of Class B Convertible Preferred Stock and Common Stock of LIFE constituting the Purchase Consideration to be paid by LIFE to the Seller and ultimately the Managing Members in connection with the sale-purchase transaction involving the Assets shall be registered under the ‘33 Act and any applicable state securities status. Such Class B Convertible Preferred Stock and Common Stock shall also be listed on one of the exchanges described in Section 9.3 above upon the successful best efforts with respect thereto undertaken and completed by LIFE. LIFE shall also include in the Registration Statement and Prospectus a sufficient number of shares of Common Stock in order to provide that upon conversion of the Class B Convertible Preferred Stock, the shares of Common Stock received upon such conversion will be of a registered status and will not constitute Restricted Securities.

ARTICLE XI

TERMINATION

11.1    By LIFE.  LIFE may terminate this Agreement upon (a) a failure in the performance by the Seller of any of the conditions precedent as described in Article III hereof, (b) the breach of any of the representations and warranties extended by the Seller as such representations and warranties are set forth in Article V hereof, or (c) the failure on the part of the Seller to fulfill the pre-closing covenants of the Seller as set forth in Article VII hereof.

11.2    By the Seller.  This Agreement may be terminated by the Seller in the event that (a) there is a lack in the performance by LIFE with respect to any of the conditions precedent as set forth in Article III hereof, including a failure to cause the Registration Statement to become effective under the ‘33 Act and/or the failure on the part of LIFE to establish a Closing Date on a date which is within              months of the Effective Date, (b) there is a breach in any of the representations and warranties extended by LIFE as set forth in Article IV hereof, or (c) there is a failure of performance on the part of LIFE with respect to any of the pre-closing covenants of LIFE as set forth in Article VI of this Agreement.

11.3    Waiver.  Instead of electing to terminate the Agreement, LIFE or the Seller, as the case may be, may waive in writing the breach, non-occurrence or failure to perform on the part of

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LIFE or the Seller, as the case may be, of those matters set forth in Sections 11.2 and 11.2 above, any such waiver being in writing and delivered to LIFE or the Seller as the case may be.

11.4    Effect of Termination.  Any such termination by LIFE or the Seller, as the case may be, pursuant to this Article XI shall be the subject of a written notice provided by LIFE to the Seller or the Seller to LIFE, as the case may be, which notice shall specify the events upon which termination is being effected by the noticing party. Such notice of termination shall become effective within ten days of the date thereof. Upon the effectiveness of termination of this Agreement, the respective obligations and undertakings of LIFE and the Seller, as set forth herein, shall extinguish, and LIFE and the Seller shall no longer be obligated to each other in any manner. All sums expended by LIFE and/or the Seller in preparation to consummate the Asset sale-purchase transaction provided for in this Agreement shall be the exclusive responsibility of LIFE or the Seller, as the case may be and neither LIFE nor the Seller shall seek reimbursement from the other with respect to such sums expended.

ARTICLE XII

INDEMNIFICATION

12.1    By LIFE.  LIFE agrees to and does hereby indemnify and hold harmless the Seller and any persons controlling the Seller as such term is used in the ‘33 Act and the ‘34 Act, including, without limitation, the members of the Executive Committee, harmless from and against any and all liability, loss, damage, expense, cost or injury, including, without limitation, those resulting from any and all actions, suits, proceedings and judgements, together with reasonable costs and expenses, including, without limitation, reasonable legal expenses relating thereto arising out of or resulting from the failure on the part of LIFE to include information in the Registration Statement and Prospectus reasonably deemed material or failure on the part of LIFE to state information included in the Registration Statement and Prospectus accurately and completely, thereby causing the Registration Statement and Prospectus to contain information which is materially misrepresentative or which causes the Registration Statement and Prospectus to be materially omissive.

12.2    By the Seller.  The Seller agrees to indemnify LIFE and persons controlling LIFE as that term is defined in the ‘33 Act and the ‘34 Act, with respect to losses, as described in Section 12.1 above and which occur by reason of the providing by the Seller to LIFE of information relative to the Seller, its Managing Members or the Business for inclusion in the Registration Statement and Prospectus or for utilization by LIFE in connection with the consummation of the transactions provided for herein, which information is materially omissive or which constitutes information characterized by material misstatements of fact.

12.3    Procedure for Indemnification.  If any action, suit or proceeding shall be commenced against or any claim or demand be asserted against either LIFE or a controlling person thereof, or the Seller or a controlling person thereof, as the case may be, in respect of which such party against

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which such claim is asserted proposes to demand indemnification under this Article XII, such party seeking indemnification (“Indemnitee”) shall promptly notify the other party (“Indemnitor”) in writing to that effect and with reasonable particularity containing a reference to the provisions of this Agreement. The Indemnitor shall have the right to assume the entire control of, including the selection of counsel, subject to the right of the Indemnitee to participate (at its expense and with the counsel of its choice) in the defense, compromise or settlement thereof, and in connection therewith, the Indemnitee shall cooperate fully in all respects with the Indemnitor in any such defense, compromise or settlement thereof, and Indemnitee shall make available to Indemnitor all pertinent information and documents under the control of the Indemnitee. So long as the Indemnitor is defending in good faith any such claim or demand asserted by a third party against the Indemnitee, the Indemnitee shall not settle or compromise such claim or demand without the prior written consent of the Indemnitor, which consent will not be unreasonably withheld or delayed. If the Indemnitor shall fail to defend any such action, suit, proceeding, claim or demand, then the Indemnitee may defend, through counsel of its own choosing, such action, suit, proceeding, claim or demand and (so long as Indemnitee gives the Indemnitor at least five (5) days written notice of the terms of the proposed settlement thereof and permits the Indemnitor to then undertake the defense thereof if Indemnitor objects to the proposed settlement) to settle such action, suit, proceeding, claim or demand and to recover from the Indemnitor the amount of such losses.

12.4    Survival of Representations, Warranties and Indemnities.  The representations and warranties of this Agreement, and indemnification in respect of the same, shall survive the Closing Date for a period of two (2) years, after which time such representations and warranties, and indemnification in respect thereof, shall be of no further force and effect unless prior to such time, the party claiming a breach has served on the other written notice of such claim or breach.

ARTICLE XIII

GENERAL PROVISIONS

13.1    Notices.  All notices or other communications required or permitted under this Agreement shall be in writing and shall be given by mail or by facsimile transmission (in the event of facsimile transmission, a conforming copy shall be mailed postage prepaid simultaneously therewith). If notice is to be given to LIFE, such notice shall be deemed given when provided in the manner provided herein to LIFE in care of William T. Kirtley, Esq., William T. Kirtley, P.A., 1776 Ringling Boulevard, Sarasota, Florida 34236, 941/366-4222, facsimile 941/366-4007. If notice is to be given to the Seller, such notice shall be deemed given when provided in the manner provided herein to

13.2    Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Agreement Parties and their respective successors, assigns, heirs and representatives.

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13.3    Background Statement and Schedules.  The BACKGROUND statement of the Agreement and the Schedules shall be construed with and as an integral part of this Agreement to the same extent as if such Background statement and Schedules had been set forth verbatim herein.

13.4    Entire Agreement.  This Agreement constitutes the entire understanding on the part of the Agreement Parties, and any and all previous agreements and understandings are superseded by this Agreement.

13.5    Publicity; Public Announcements.  No publicity, release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued except upon the written approval thereof by LIFE and any such communication or announcement, including any communication to the Managing Members, shall be in form and content which is consistent with this Agreement and shall be approved by legal counsel for LIFE.

13.6    Attorneys’ Fees in Connection with Litigation.  In the event of any litigation arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover from the other its reasonable attorney’s fees and costs.

13.7    Cooperation.  LIFE and the Seller agree to execute such instruments and take such other actions as contemplated by this Agreement to effectuate closing.

13.8    Applicable Law.  This Agreement shall be governed by the laws of the State of Florida except in those instances where the laws of Nevada are applicable to circumstances relating to the Seller or, with respect to the Registration Statement and Prospectus prepared and filed with the Commission by LIFE pursuant to the provisions of the ‘33 Act and with respect to the registration of LIFE’s Preferred Stock and Common Stock, under the ‘34 Act, in which event the ‘33 Act and the ‘34 Act shall be applicable.

13.9    Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original of this Agreement, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Agreement Parties have executed this Agreement as of the date and year first above written.

LIFE INVESTMENT FUNDING ENTERPRISES, INC., a Nevada corporation

By
J. Patrick Bryan, President

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ATTEST:

William L. Byers, Secretary

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a Nevada limited liability company

By

By

By

By

By

Being all of the Members of the Executive Committee of the Seller

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SCHEDULE I
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and

                                         , LLC

Pursuant to Section 1.1

Schedule of Assets

Policy Number	Type of Policy	Policy Issuer	Face Amount	Insured	Premium Mode	Status of Premium Payment

*	Indicates a Justus Policy

Other Assets to be Scheduled

SCHEDULE II
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and
                                         , LLC

Pursuant to Section 1.97

Excluded Assets

Description of Excluded Asset	Estimated Fair Value

SCHEDULE III
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and
                                         , LLC

Pursuant to Section 1.11

List of Managing Members

SEE ATTACHED

SCHEDULE IV
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and
                                         , LLC

Pursuant to Section 2.5(b)

Schedule of Inter-company Obligations

SCHEDULE V
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and
                                         , LLC

Pursuant to Section 2.5(c)

Schedule of Accounting and Tax Preparation Fees

SCHEDULE VI
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and
                                         , LLC

Pursuant to Section 3.5

Form of Opinion of LIFE’s Counsel

SCHEDULE VII
to
ASSET PURCHASE AGREEMENT
by and among
LIFE INVESTMENT FUNDING ENTERPRISES, INC.
and
                                         , LLC

Pursuant to Section 5.6

Description of Litigation

FIRST ADDENDUM TO
ASSET PURCHASE AGREEMENT

THIS FIRST ADDENDUM is made to that certain ASSET PURCHASE AGREEMENT providing for the sale and purchase of the assets described in such ASSET PURCHASE AGREEMENT (the “Agreement”) which has been entered into by LIFE INVESTMENT FUNDING ENTERPRISES, INC. (“LIFE”) and                                                  , a limited liability company organized and existing pursuant to the laws of the State of Nevada (“Seller”).

BACKGROUND

LIFE and the Seller adopt and restate the information set forth in the Agreement section captioned BACKGROUND.

LIFE and the Seller wish to provide for certain changes and additions to the provisions of the Agreement which has been entered into by LIFE and the Seller in order to more accurately reflect the agreements, as such exist between LIFE and the Seller. Accordingly, the Agreement is amended as follows:

1.    Section 1.1 of Article I is deleted in its entirety and the following is substituted therefor:

1.1    Assets.  “Assets” shall mean the life insurance policies of the Seller and other Assets constituted by cash and cash equivalents as are being acquired by LIFE in accordance with the terms and provisions of this Agreement and as are scheduled on Schedule I to this Agreement.

2.    A new Section 1.18 shall be added to Article I of the Agreement and shall provide as follows:

1.18    Valuation Date.  For purposes of the acquisition transaction herein provided for, the Assets will be valued as of June 30, 2002 unless a different time for valuation is mutually determined and agreed to by LIFE and the Seller. The Purchase Consideration shall be paid by LIFE to the Seller on the Closing Date in accordance with the provisions of Article II, Section 2.5(a).

3.    Section 2.1 of Article II shall be modified by the addition of the following at the end of such Section:

Assets shall include cash and cash equivalents which shall be valued in accordance with the provisions of Section 2.5(a).

[Date]

Dear                 :

Enclosed, for your review, please find the following:

1)	An Information Statement dated December , 2002, provided pursuant to Securities and Exchange Commission Rule 165.

2)	Business Plan of Life Investment Funding Enterprises, Inc. (“LIFE”);

3)	A form of the Asset Purchase Agreement which has been approved by your Executive Committee.

4)
A Ballot providing for your vote with respect to the asset purchase transaction as described in the Information Statement and dissolution of your limited liability company, which needs to be signed and dated and returned to us no later than January 15, 2003.

Upon approval of the Asset Purchase Agreement by a majority of the membedmanagers (see enclosed Ballot) and upon final approval by the Securities and Exchange Commission (the “SEC”) of the Registration Statement, you will have the option of choosing Preferred B shares, common shares or a combination thereof. Below is a breakdown of how many shares of stock you will receive based on your pro rata share of the assets in this LLC:

Preferred B                                 shares

or

Common                                     shares

For specific details concerning the Purchase Consideration, please refer to page 5, Section 2.5(a) of the Asset Purchase Agreement. For explanation of the formula for determining the conversion rights from Class B convertible preferred stock to common stock, please see page 15, Section 10.2. Also, please carefully read the Information Statement dated December     , 2002.

We recommend that you vote in favor of the asset acquisition transaction. Your affirmative vote accomplishes several important goals:

•	It provides a path to liquidity for all member/managers.

•	It provides the potential of increasing the value of your investment based on market multiples and the economies of scale available to a public company.

•	The value of your shares will be based on all of the assets, including the full face value of all policies in your LLC, with no reduction for any impaired policies (i.e., Justus Viatica1 Group).

Our SEC attorneys and CPAs have substantially completed the audit of all LLC accounts and preparation of all relevant documents necessary for the SEC. LIFE will apply for listing on the NASDAQ National Market System immediately after completion of the registration process. This is central to our plan for providing you with the liquidity and potential capital appreciation that you expect from a public company. Much work has been done to accomplish this, including recent meetings in New York with a premiere market maker and large investment groups interested in purchasing our portfolios.

After a majority of the member/managers approve this transaction, and upon completion of the filing process, which should be within the next 45-90 days, you will receive a packet of materials, including a Prospectus, permitting you to choose which stock or combination thereof you prefer.

If you have any questions with respect to any of the matters discussed in this letter or any of the documents enclosed herewith, please contact us. We would very much appreciate it if you could use one of the following methods for contacting us:

1)	E-mail your questions or comments to Diana Couture at [e-mail address]; or

2)	Fax your questions or comments to my attention at: [fax number]; or

3)	Write to me at the above address.

In order to answer your questions, we would appreciate it if you would use one of these methods of communication, as opposed to telephone calls, due to the fact that there are over 2,000 member/managers and we have a very limited staff to answer telephone calls. We will try our best to address your individual requests in a timely manner.

We thank you in advance for your review of the enclosed materials and your prompt return of the enclosed Ballot enabling us to go forth with the process of further implementing the LIFE Business Plan.

Sincerely,

J. Patrick Bryan
Chief Executive Officer

/kmp
Encls.

BALLOT

VIATICAL FUNDING L.L.C.                  (the “Company”)

WRITTEN ACTION BY MEMBER/MANAGERS

Approval to convey the assets of the Company for shares of Convertible Class B Preferred or common stock of Life Investment Funding Enterprises, Inc. and thereafter to dissolve the Company.

FOR                 AGAINST                 ABSTAIN

Name of Member/Manager:

[Print name]

Signature of Member/Manager	Date:

Units Held